AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 4, 1996.
                                                 REGISTRATION NO. 333- . . . . .
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          CAL DIVE INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------
                                      1389
                                      1311
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

              MINNESOTA                                        95-3409686
    (STATE OR OTHER JURISDICTION                            (I.R.S. EMPLOYER
  OF INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NUMBER)

                       13430 NORTHWEST FREEWAY, SUITE 350
                              HOUSTON, TEXAS 77040
                                 (713) 690-1818
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                GERALD G. REUHL
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          CAL DIVE INTERNATIONAL, INC.
                       13430 NORTHWEST FREEWAY, SUITE 350
                              HOUSTON, TEXAS 77040
                                 (713) 690-1818
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------
                                   COPIES TO:


                                ANDREW C. BECHER
                          SENIOR V.P. & GENERAL COUNSEL
                          CAL DIVE INTERNATIONAL, INC.
                             13430 NORTHWEST FREEWAY
                                    SUITE 350
                              HOUSTON, TEXAS 77040
                                 (713) 690-1818
          KEVIN L. CRUDDEN                                   T. MARK KELLY
   ROBINS, KAPLAN, MILLER & CIRESI                       VINSON & ELKINS L.L.P.
         2800 LASALLE PLAZA                              2300 FIRST CITY TOWER
         800 LASALLE AVENUE                                1001 FANNIN STREET
    MINNEAPOLIS, MINNESOTA 55402                          HOUSTON, TEXAS 77002
           (612) 349-8500                                     (713) 758-2222

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


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                                                               PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF              AGGREGATE OFFERING            AMOUNT OF
SECURITIES TO BE REGISTERED             PRICE(1)(2)             REGISTRATION FEE
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  Common Stock, no par value.............$57,787,500                 $19,927
- --------------------------------------------------------------------------------
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(1) Calculated pursuant to Rule 457(o) under the Securities Act of 1933.

(2) Estimated solely for the purpose of calculating the registration fee.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION DATED SEPTEMBER 4, 1996

                                3,350,000 SHARES

                          CAL DIVE INTERNATIONAL, INC.

                                  COMMON STOCK

     Of the 3,350,000 shares of Common Stock, no par value per share (the "Common Stock"), of Cal Dive International, Inc. (the "Company" or "Cal Dive"), offered hereby, 2,800,000 shares are being sold by the Company and 550,000 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. Prior to this offering (this "Offering"), there has been no public market for the Common Stock of the Company. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.

     The Company has filed an application for quotation of its Common Stock on the Nasdaq National Market under the symbol "CALD."

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 13.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
  OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
    THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

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                                                              UNDERWRITING                            PROCEEDS TO
                                                             DISCOUNTS AND        PROCEEDS TO           SELLING
                                        PRICE TO PUBLIC      COMMISSIONS(1)        COMPANY(2)       SHAREHOLDERS(2)
- ------------------------------------------------------------------------------------------------------------------
Per Share............................          $                   $                   $                   $
- ------------------------------------------------------------------------------------------------------------------
Total(3).............................          $                   $                   $                   $
- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements.

(2) Before deducting expenses payable by the Company estimated to be $500,000.

(3) The Company and the Selling Shareholders have granted the Underwriters a 30-day option to purchase up to an additional 251,250 and 251,250 shares of Common Stock, respectively, solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholders will be $ , $ , $ and $ , respectively. The Company will not receive any proceeds from the shares of Common Stock sold by the Selling Shareholders. See "Underwriting" and "Principal and Selling Shareholders."

     The shares of Common Stock offered hereby are offered by the several Underwriters named herein, subject to prior sale and acceptance by the Underwriters, and subject to their right to reject any order in whole or in part. It is expected that the Common Stock will be available for delivery on or about October , 1996 at the offices of Schroder Wertheim & Co. Incorporated, New York, New York.

SCHRODER WERTHEIM & CO.
                         RAYMOND JAMES & ASSOCIATES, INC.

                                                               SIMMONS & COMPANY
                                  INTERNATIONAL

                                October   , 1996

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- --------------------------------------------------------------------------------

The UNCLE JOHN is a twin hull DP 254-foot semi-submersible, multi-purpose support vessel ("MSV") capable of providing well intervention services and supporting full field development activities in the deepwater Gulf of Mexico.

FREQUENTLY USED TERMS:

     DIVING SUPPORT VESSELS ("DSVS"). Subsea services are typically performed with the use of specially constructed DSVs, which provide an above water platform that functions as an operational base for divers.

     DYNAMIC POSITIONING ("DP"). A DP system allows a vessel to stay in position without the use of anchors. Computer controlled thrusters mounted on the vessel's hull ensure the proper counteraction to wind, current and wave forces to maintain position.

     REMOTELY OPERATED VEHICLES ("ROVS"). ROVs are unmanned robotic vehicles used to complement, support and increase the efficiency of diving and subsea operations and for tasks at depths where the use of divers is impossible.

     SATURATION DIVING ("SAT DIVING"). SAT diving, required at water depths greater than 300 feet, involves divers working from special chambers for extended periods at a pressure equivalent to the depth of the work site.

                                       2

- ------------------------------------------------------
- ------------------------------------------------------

The BALMORAL SEA is a 259-foot dynamically positioned DSV that has SAT diving and ROV support capabilities for a variety of subsea projects in the Gulf of Mexico.

- ------------------------------------------------------
- ------------------------------------------------------

VERMILION BLOCK 328 was acquired by Energy Resource Technology, Inc. in July 1996. This property is one of the 11 natural gas and oil properties acquired by the Company since late 1992.

IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                       3

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Schematic which depicts various water depths in the Gulf of Mexico and the services the Company's various vessels provide at such depths.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

The WITCH QUEEN, a 279-foot dynamically positioned DSV placed in service by the Company in November 1995, is well suited for flexible pipelay, umbilical lay, coiled tubing operations and subsea well intervention projects.

                                       4


                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED AND HAS BEEN ADJUSTED TO GIVE EFFECT TO (I) A .684-FOR-1 REVERSE STOCK SPLIT OF THE COMPANY'S COMMON STOCK AND (II) THE ISSUANCE OF 1,507,462 SHARES OF COMMON STOCK IN CONNECTION WITH THE JRM ACQUISITION. UNLESS THE CONTEXT INDICATES OTHERWISE, ANY REFERENCE IN THIS PROSPECTUS TO "CAL DIVE" OR THE "COMPANY" REFERS TO CAL DIVE INTERNATIONAL, INC. AND ITS PREDECESSORS, TOGETHER WITH ITS WHOLLY OWNED SUBSIDIARY, ENERGY RESOURCE TECHNOLOGY, INC.
("ERT").

                                  THE COMPANY

GENERAL

     Cal Dive is a leading provider of subsea construction, inspection, maintenance, repair and salvage services to the offshore natural gas and oil industry in the U.S. Gulf of Mexico (the "Gulf of Mexico"). Such services are performed primarily in support of offshore production-related natural gas and oil field infrastructure construction projects, including pipelines, production platforms and risers and subsea production systems. Through ERT, Cal Dive also acquires, operates and produces natural gas and oil from mature offshore properties. The Company's customers include major and independent natural gas and oil producers, pipeline transmission companies and offshore engineering and construction firms.

     The Company owns a diversified fleet of nine vessels servicing offshore natural gas and oil markets, principally in the Gulf of Mexico. This market is experiencing strong exploration and development activity levels, including rapid growth in water depths greater than 1,000 feet ("Deepwater"). As a result of recent additions of advanced DP multi-purpose and diving support vessels, the Company is well positioned to perform services critical to Deepwater projects. Management believes that DP vessels are essential to provide cost effective solutions in the Deepwater market. The limited number of competing DP vessels dedicated to the Gulf of Mexico affords the Company a key strategic advantage in addressing market needs and has led to rising vessel utilization and interest among potential customers and alliance partners.

     On August 30, 1996, the Company entered into agreements with J. Ray McDermott, S.A. ("JRM") to purchase substantially all of JRM's diving assets (the "JRM Acquisition") and a five-year service agreement (the "Diving Services Agreement") to provide JRM with barge-based air, gas and SAT diving services in North America (excluding Mexico), Southeast Asia, the Middle East and certain areas of South America. Cal Dive believes that this transaction expands its relationship with JRM and effectively represents a long-term strategic alliance that will enhance the Company's presence in the Gulf of Mexico while providing a base from which the Company can capitalize on select international opportunities. In addition to the barge diving services to be provided directly to JRM pursuant to the Diving Services Agreement, JRM has agreed to use its best efforts to encourage its joint venture partners to engage Cal Dive to provide those services to certain international joint ventures through which JRM operates. See "-- Recent Developments."

     The Company traces its origins to California Divers Inc., a company which pioneered the first use of mixed gas diving in the early 1960s when oilfield exploration off the Santa Barbara coast moved to water depths beyond 250 feet. Cal Dive commenced operations in the Gulf of Mexico in 1975. Since that time, the Company's growth strategy has consisted of three basic elements: (i) identifying niche markets that are underserviced or where no service exists,
(ii) developing the technical expertise to provide the service and (iii) acquiring assets or seeking business alliances which fill the market gap.

                                       5

     This growth strategy has frequently involved expanding beyond the Company's base diving business and developing innovative service capabilities to meet customer needs, including the following significant milestones:

    o   1984 -  SATURATION VESSELS:  Custom designed the first DSVs for use in the Gulf of Mexico with built-in, moonpool deployed SAT diving systems.

    o   1986 -  TURNKEY CONTRACTING:  Began providing subsea construction work on a fixed price basis enabling customers to better control project costs.

    o 1989 - SALVAGE OPERATIONS: Chartered (and then acquired) the CAL DIVE BARGE I for shallow water salvage operations, a business synergistic with the Company's traditional diving services.

    o   1992 -  NATURAL GAS PRODUCTION:  Formed a natural gas production company, ERT, to expand customer options for decommissioning and abandoning mature offshore properties.

    o   1993 -  WELL SERVICING:  Added a new upstream service, well servicing and plugging and abandoning ("P&A"), as a complement to the Company's salvage services and to exploit the value of ERT properties through enhanced recovery techniques.

    o   1994 -  DYNAMIC POSITIONING:  Chartered a DP DSV for use in the Gulf of
                Mexico, enabling the Company to work through the winter months and in deeper water. This vessel, the BALMORAL SEA, was subsequently acquired in August 1996.

    o   1995 -  WITCH QUEEN:  Acquired and enhanced a DP DSV to expand the
                Company's marine construction and subsea services to include flexible pipelay, umbilical lay, coiled tubing operations, subsea P&A and ROV support.

    o   1996 -  UNCLE JOHN:  Acquired a semi-submersible DP MSV as the cornerstone of the Company's Deepwater strategy.

     Management believes that the Company's evolution has enhanced its business opportunities and its ability to attract experienced industry talent.

COMPANY STRENGTHS

  DIVERSIFIED FLEET OF VESSELS

     Cal Dive has focused on owning and operating a diversified fleet which provides a full complement of subsea construction, inspection, maintenance, repair and salvage project capabilities. The Company's fleet of vessels, including three DP saturation diving vessels (the UNCLE JOHN, WITCH QUEEN and BALMORAL SEA), two four-point moored saturation diving vessels (the CAL DIVER I and II), three other DSVs and a salvage barge, enable the Company to operate in shallow to the deepest waters of the Gulf of Mexico. The services provided by these vessels both overlap and are complementary in a number of market segments, enabling the Company to deploy its DSVs to areas of highest utility and margin potential. These vessels serve as work platforms for activities performed by divers in water depths of less than 1,000 feet and by ROVs for projects at all depths. The Company intends to continue to expand the capabilities of its diversified fleet through the acquisition of additional vessels and assets, including ROVs. Management believes that the Company's reputation in the market and the financial flexibility afforded by this Offering position the Company to take advantage of attractive opportunities to acquire vessels in the future.

                                       6

  TURNKEY CONTRACTING AND EXPERIENCED PERSONNEL

     The Company undertakes qualified turnkey contracts that incorporate a detailed scope of work with the understanding that services beyond those specified are provided at an additional cost. The Company's turnkey projects are usually of short duration, typically averaging from two to seven days. Management believes that the Company has developed the technical expertise and operational experience to effectively manage turnkey project costs and thereby deliver bids which are competitively priced while achieving targeted profitability. Since 1986, Cal Dive has primarily conducted its operations through turnkey contracts, which provide the Company with a competitive advantage in addressing customer demand for better control over the cost of subsea projects.

  MAJOR PROVIDER OF SATURATION DIVING SERVICES

     Upon deployment of the UNCLE JOHN, Cal Dive will own over 60% of the U.S. based SAT diving vessels currently operating in the Gulf of Mexico. Saturation diving is required for diving operations in water depths ranging from 300 to 1,000 feet. In recent years there has been an increasing level of activity in water depths of 500 feet to 1,200 feet. This trend is expected to accelerate as development of recently discovered fields commences in the Deepwater Gulf of Mexico, including eight proposed large diameter pipeline systems. Management believes that this trend will result in increasing demand for SAT diving services to tie-in such systems to the existing Gulf of Mexico infrastructure.

  RECOGNIZED LEADER IN SHALLOW WATER SALVAGE OPERATIONS

     Since 1989, the Company has established a leading position in the decommissioning and abandonment of facilities in the shallow water Gulf of Mexico. The Company expects the demand for salvage and P&A services to increase as over 75% of the 3,800 platforms in the Gulf of Mexico are over ten years old and there are approximately 15,000 wells that must ultimately be plugged and abandoned in accordance with government regulations related to the decommissioning and abandonment of offshore production facilities. The Company is currently managing all aspects of the decommissioning and abandonment of certain fields for two major oil companies, a management service Cal Dive expects to expand in the future.

  PURCHASE OF MATURE NATURAL GAS AND OIL PROPERTIES

     The Company formed ERT in 1992 to exploit a market opportunity to provide a more efficient solution to the abandonment of offshore properties and to expand Cal Dive's off season salvage and decommissioning activity. The Company has acquired interests in 11 mature producing properties in the last three years, ten of which are currently in production and one of which has been plugged and abandoned. Mature properties are generally those properties where decommissioning and abandonment costs are significant relative to the value of remaining natural gas and oil reserves. Cal Dive seeks to acquire properties that it can operate to enhance remaining production, control operating expenses and manage the cost and timing of the decommissioning and abandonment of such properties. Management believes that Cal Dive is the only company acquiring mature properties in the Gulf of Mexico which combines financial strength, reservoir engineering and operations expertise with the availability of company-owned salvage assets, resulting in significant strategic and cost advantages. Since acquiring its initial property in late 1992, the Company has increased proved reserves to approximately 21 Bcfe at December 31, 1995.

                                       7

GROWTH STRATEGY

  FOCUS ON THE GULF OF MEXICO

     Cal Dive intends to maintain its current focus on the Gulf of Mexico where the Company is well positioned to respond to rising market demand for services in all water depths, and increasingly to address demand in deeper water, due to its broad marine and subsea service capabilities. Natural gas and oil exploration, development and production activity levels in the Gulf of Mexico have increased significantly as a result of several factors, including: (i) improvements in exploration technologies such as computer aided exploration and 3D seismic, which have enhanced reservoir mapping, increased drilling success rates and led to entirely new prospects such as the "Subsalt" play; (ii) improvements in subsea completion and production technologies, which have resulted in increased Deepwater drilling and development; (iii) expansion of the region's production infrastructure, which has improved the economics of developing both Deepwater and smaller natural gas and oil fields; and (iv) the short reserve life characteristic of Gulf of Mexico natural gas production, which requires continuous drilling to replace reserves and maintain production. Recent lease sales by the Minerals Management Service of the Department of the Interior ("MMS") of Gulf of Mexico properties attracted record bidding levels both in terms of the number of leases bid and the amount of capital exposed, including a record level of interest in Deepwater blocks. These higher overall activity levels have led to increased demand for the Company's services, as reflected in both higher vessel utilization rates and operating margins.

  CAPTURE A SIGNIFICANT SHARE OF THE DEEPWATER GULF OF MEXICO MARKET

     Management believes that the nature of Deepwater projects and the relative scarcity of the sophisticated DP vessels necessary to service this new and rapidly growing market will result in higher operating margins than comparable work in shallower water. The UNCLE JOHN, which is one of only eleven semi-submersible DP MSVs worldwide, enables the Company to perform a wide range of services, such as diving, construction and well intervention services, including certain operations in the deepest waters in the Gulf of Mexico. Because of the UNCLE JOHN'S stability, significant deckload capacity and specific design to support full field development activities in deeper waters, the vessel has an operating advantage over the more expensive drilling rigs and other vessels that currently provide such services in the Deepwater Gulf of Mexico. The UNCLE JOHN and WITCH QUEEN are ideally suited for laying flexible flow lines and control umbilicals due to their deck space and deckload capacity. The BALMORAL SEA and the WITCH QUEEN also provide construction, SAT diving and ROV support services. All three of the DP vessels have larger SAT diving systems than the conventional SAT diving vessels now serving the Gulf of Mexico market. The Company believes that these specialized vessels will provide Cal Dive with opportunities for alliances with natural gas and oil operators and other oilfield service companies serving the Deepwater market.

  EXPAND THE COMPANY'S NATURAL GAS AND OIL PRODUCTION

     Management believes Cal Dive's reputation in the industry and its size and experience in salvage and remediation work make the Company a preferred buyer of mature natural gas and oil properties. Specifically, customers can sell an offshore property at a reasonable price with the assurance that the offshore property will be decommissioned and abandoned in accordance with regulatory requirements. The Company believes that its relationship with JRM and recent experience managing heavy lift salvage and decommissioning projects for third parties utilizing vessels subcontracted from JRM will allow it to undertake salvage operations involving larger platform structures. This in turn will significantly expand the number of mature offshore properties on which the Company will bid as ERT has previously avoided properties where the abandonment process required significant subcontracting costs.

                                       8

  CAPITALIZE ON JRM RELATIONSHIP

     The acquisition of substantially all of JRM's diving assets in the Gulf of Mexico together with the Diving Services Agreement enhances Cal Dive's leading position in that market. Historically, JRM has been a major customer of Cal Dive's turnkey DSV services, and pursuant to the JRM Acquisition and the Diving Services Agreement, Cal Dive will now provide JRM with barge-based air, gas and SAT diving services on an exclusive basis in domestic and several international markets. The Company's strategic alliance with JRM may also enable Cal Dive to expand its opportunities to provide DSV services in support of JRM's worldwide construction activities. Cal Dive's acquisition of existing JRM operating bases and experienced personnel in Singapore, Indonesia and the Middle East also affords the Company with an efficient and cost effective means for international expansion. Management believes that this international expansion will not only provide the opportunity for additional business but also will partially counter the seasonal nature of, and other business fluctuations in, the Gulf of Mexico.

RECENT DEVELOPMENTS

  ACQUISITION OF JRM ASSETS AND DIVING SERVICES AGREEMENTS

     On August 30, 1996, the Company entered into agreements with JRM pursuant to which the JRM Acquisition will be effected. JRM and Cal Dive have also signed the Diving Services Agreement, which will become effective upon consummation of the JRM Acquisition. In consideration for the assets to be acquired, JRM will receive approximately $17 million from the proceeds of the Offering (assuming a public offering price of $14.00 per share) and 1,507,462 shares of the Company's Common Stock. The closing of the JRM Acquisition is contingent upon the completion of the Offering, after which JRM will own approximately 12.7% of the Company's Common Stock. The cash portion to be received by JRM pursuant to the JRM Acquisition is dependent upon the public offering price of the Common Stock from this Offering.

  PURCHASE OF DP VESSELS AND MATURE OFFSHORE PROPERTIES

     During August 1996, the Company completed the acquisitions of the UNCLE JOHN and the BALMORAL SEA. In July 1996, the Company purchased a 50% working interest in Vermilion Block 328 from Texaco Exploration and Production, Inc. ("Vermilion Block 328"). The Company intends to use approximately $19 million of the proceeds from this Offering to repay debt incurred in conjunction with the acquisition of, and enhancements to, these DP vessels and for the purchase of this offshore property.

     The Company believes that the financial flexibility resulting from this Offering will enhance its ability to implement its business strategy. Since its acquisition by management in 1990, the Company has consistently generated positive net income and cash flow from operations on an annual basis and has experienced significantly improved financial results recently due to the operations of two DP vessels, the WITCH QUEEN and BALMORAL SEA, increased natural gas production from recently acquired properties, and strong Gulf of Mexico market conditions. Revenue and net income increased to $28.8 million and $3.6 million, respectively, for the six months ended June 30, 1996 compared to revenue of $13.7 million and a net loss of $424,000 during the comparable period in 1995. Management expects significant improvement in financial results in the second half of 1996, reflecting the full period contributions of these two vessels. The UNCLE JOHN is expected to commence operations during the fourth quarter of 1996 and to contribute significantly to Cal Dive's financial performance in 1997.

                                       9

                                  THE OFFERING

Common Stock offered:
     By the Company.....................    2,800,000 shares
     By the Selling Shareholders........    550,000 shares
          Total.........................    3,350,000 shares
Common Stock outstanding after the
  Offering..............................    11,898,760 shares(1)

Use of proceeds.........................    To fund the cash portion of the JRM
                                            Acquisition and to repay
                                            indebtedness, including debt
                                            incurred in connection with (i) the
                                            purchases of, and enhancements to,
                                            the UNCLE JOHN and the BALMORAL SEA
                                            and (ii) the purchase of Vermilion
                                            Block 328. Any remaining proceeds
                                            will be used to further repay
                                            outstanding indebtedness and for
                                            other general corporate purposes.
                                            The Company will not receive any
                                            proceeds from the sale of Common
                                            Stock by the Selling Shareholders.
                                            See "Use of Proceeds."

Proposed Nasdaq National Market
  symbol................................    CALD

- ------------

(1) Includes the issuance of 1,507,462 shares to JRM in connection with the JRM Acquisition but does not include 372,384 shares issuable upon exercise of outstanding options. See "Management -- Compensation Pursuant to Plans."

                                       10

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     The following summary financial and operating data is qualified in its entirety by the more detailed information appearing in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                                                                 SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,               JUNE 30,
                                          ----------------------------------  ----------------------
                                             1993        1994        1995        1995        1996
                                          ----------  ----------  ----------  ----------  ----------
                                                                                   (UNAUDITED)


                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Revenues:
     Subsea and salvage.................  $   35,365  $   35,718  $   32,748  $   12,111  $   23,714
     Natural gas and oil production.....       1,807       2,314       4,777       1,583       5,075
                                          ----------  ----------  ----------  ----------  ----------
          Total Revenue.................      37,172      38,032      37,525      13,694      28,789
  Gross profit..........................      10,377      10,961       8,849       1,535       8,645
  Operating income (loss)...............       6,303       6,304       3,917        (618)      5,549
 Income  (loss)  before  income  taxes..       5,759       5,807       3,721        (693)      5,429
  Net income (loss).....................       3,948       4,034       2,674        (424)      3,559
  Net income (loss) per share...........  $     0.44  $     0.71  $     0.35  $    (0.06) $     0.47
OTHER DATA:
  EBITDA(1).............................  $    7,787  $    8,321  $    6,712  $      507  $    7,519
  Depreciation and amortization.........       1,484       2,017       2,795       1,125       1,970
  Capital expenditures..................       1,203       1,397      16,857       9,900       1,398


                                                                                 SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,               JUNE 30,
                                          ----------------------------------  ----------------------
                                             1993        1994        1995        1995        1996
                                          ----------  ----------  ----------  ----------  ----------
OPERATING DATA:
  Number of Vessels (at end of period)(2):
     DP MSV.............................           0           0           0           0           1
     DP DSVs............................           0           1           1           0           2
     DSVs...............................           5           5           5           5           5
     Derrick barge......................           1           1           1           1           1
                                          ----------  ----------  ----------  ----------  ----------
          Total vessels.................           6           7           7           6           9
  Natural Gas and Oil Properties(3):
     Producing properties acquired......           0           2           7           3           1
     Total properties...................           1           2           9           5          10
  Natural Gas and Oil Production:
     Natural gas (Mmcf).................         772       1,195       2,712         745       2,132
     Oil (MBbls)........................          13          33          39          18          30

- ------------

(1) As used herein, EBITDA represents earnings before net interest and other expense, taxes, depreciation and amortization. EBITDA is frequently used by security analysts and is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a better measure of liquidity.

(2) Includes the August 8, 1996 purchases of the UNCLE JOHN and the BALMORAL SEA. The Company chartered the BALMORAL SEA for various periods during 1994, 1995 and 1996.

(3) Includes the July 2, 1996 purchase of a 50% interest in Vermilion Block 328.

                                       11



                                                JUNE 30, 1996
                                           -----------------------
                                                           AS
                                            ACTUAL     ADJUSTED(1)
                                           --------    -----------
                                               (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.............   $    482     $     482
  Working capital.......................      7,959         7,959
  Total assets..........................     49,143        85,099
  Long-term debt........................      5,000         6,974
  Shareholders' equity..................     25,968        61,924

- ------------

(1) Adjusted to give effect to the JRM Acquisition, the acquisition of the UNCLE JOHN and BALMORAL SEA and Vermilion Block 328, the issuance of the Common Stock offered hereby and the application of the net proceeds to the Company therefrom. See "Use of Proceeds."

                    SUMMARY NATURAL GAS AND OIL RESERVE DATA

     The following table sets forth summary data with respect to the Company's estimated proved natural gas and oil reserves and related estimated future net cash flows at December 31, 1995, and is based upon the report of Miller & Lents, Ltd. ("Miller & Lents"), independent petroleum engineers. For additional information relating to the Company's natural gas and oil reserves, see "Risk Factors -- Uncertainty of Estimates of Natural Gas and Oil Reserves" and "Business -- Natural Gas and Oil Operations" and the Supplemental Information on Oil and Gas Exploration and Producing Activities included in note 10 of the notes to Financial Statements included elsewhere in this Prospectus.


                                              TOTAL
                                              PROVED
                                           DEVELOPED(1)
                                           ------------
                                           (DOLLARS IN
                                            THOUSANDS)
Estimated Proved Reserves:
     Natural Gas (Mmcf)(2)..............       20,398
     Oil and Condensate (MBbls)(2)......          122
Future net cash flows before income
  taxes.................................     $ 17,364
Present value of future net cash flows
  before income taxes...................     $ 16,185
Standardized measure of discounted
  future net cash flows(3)..............     $ 11,458

- ------------

(1) All of the Company's proved reserves are developed.

(2) The Company's natural gas and oil property acquisition in 1996 added 2,940 Mmcf of natural gas and 5.4 MBbls of oil and condensate to these figures.

(3) The standardized measure of discounted future net cash flows attributable to the Company's reserves was prepared using constant prices as of the calculation date, discounted at 10% per annum.

                                       12

                                  RISK FACTORS

     AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS.

INDUSTRY VOLATILITY

     The Company's subsea and abandonment activities depend on offshore natural gas and oil exploration, development and production, which are dependent on natural gas and oil prices. The level of exploration and development activity has traditionally been volatile as a result of fluctuations in natural gas and oil prices and their uncertainty in the future. A significant or prolonged reduction in natural gas or oil prices in the future would likely depress offshore drilling and development activity, reduce the demand for the Company's services and could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- The Industry" and " -- Natural Gas and Oil Operations."

VESSEL OPERATING RISKS

     Marine construction involves a high degree of operational risk. Hazards, such as vessels sinking, grounding, colliding and sustaining damage from severe weather conditions are inherent in marine operations. These hazards can cause personal injury or loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. Litigation arising from such an occurrence may result in lawsuits asserting large claims. The Company maintains such insurance protection as it deems prudent, including hull insurance on its vessels. There can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all hazards to which the Company may be subject. A successful claim for which the Company is not fully insured could have a material adverse effect on the Company. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates that it considers reasonable. See "Business -- Insurance and Litigation."

SEASONALITY

     Marine operations conducted in the Gulf of Mexico are seasonal and depend, in part, on weather conditions. Historically, Cal Dive has enjoyed its highest vessel utilization rates during the third and fourth quarters of the year when weather conditions are favorable for offshore exploration, development and construction activities and has experienced its lowest utilization rates in the first quarter. Accordingly, the results of any one quarter are not necessarily indicative of annual results or continuing trends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONTRACT BIDDING RISKS

     A majority of the Company's projects are performed on a qualified turnkey basis. The revenue, costs and gross profit realized on a contract can vary from the estimated amount because of changes in offshore job conditions and variations in labor and equipment productivity from the original estimates. In addition, between April 15 and October 15, the Company typically bears the risk of delays caused by adverse weather conditions other than those resulting from named tropical storms. These variations and risks inherent in the marine construction industry may result in the Company experiencing reduced profitability or losses on projects. See "Business -- Project Management."

UNCERTAINTY OF ESTIMATES OF NATURAL GAS AND OIL RESERVES

     This Prospectus contains an estimate of the Company's proved natural gas and oil reserves and the estimated future net cash flows therefrom based upon a report prepared as of December

                                       13

31, 1995 by Miller & Lents that relies upon various assumptions, including assumptions required by the Securities and Exchange Commission (the "Commission") as to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating natural gas and oil reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, cash flows, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves may vary substantially from those estimated in the report. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Prospectus. See "Business -- Natural Gas and Oil Operations."

NATURAL GAS AND OIL OPERATING RISKS

     The Company's natural gas and oil operations are subject to the usual risks incident to the operation of natural gas and oil wells, including with respect to offshore properties, the additional hazards relating to, or loss from, severe weather. In accordance with industry practice, the Company maintains insurance against some, but not all, of the risks described above. See "Business -- Insurance and Litigation."

COMPETITION

     The industries in which the Company operates are highly competitive. Several of the Company's competitors are divisions or subsidiaries of companies that are substantially larger and have greater financial and other resources than the Company. If any international companies relocate vessels to the Gulf of Mexico, levels of competition may increase and the Company's business could be adversely affected. See "Business -- Competition."

CUSTOMER CONCENTRATION

     The Company's customers consist primarily of major, well-established oil and pipeline companies and independent oil and gas producers. During 1995, the Company derived approximately 21% of its contract revenue from one customer, JRM. While the Company currently has a good relationship with its customers, the loss of any one of its largest customers, or a sustained decrease in demand, could result in a substantial loss of revenues and could have a material adverse effect on the Company's operating performance. See "Business -- JRM Acquisition" and " -- Customers."

RISKS OF INTERNATIONAL EXPANSION

     The Company's offshore diving operations historically have been conducted almost entirely in the Gulf of Mexico. As a result of the JRM Acquisition, the Company will conduct operations in selected international markets. International operations are subject to certain risks, including financial and political instability, civil unrest, asset seizures or nationalization, currency restrictions, fluctuations or revaluations, import/export restrictions and certain tax and other regulatory requirements. See "Business -- JRM Acquisition."

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends on the continued active participation of key management personnel. The loss of key people could adversely affect the Company's operations. Although the Company has non-compete agreements with each of Messrs. Gerald G. Reuhl, Owen E. Kratz and S. James Nelson, and expects to enter into a similar agreement with E. Donald Terry in connection with the JRM Acquisition, the Company does not have employment agreements with any of these persons. The Company has obtained and is the sole beneficiary under key person life insurance policies with Messrs. Reuhl and Kratz, each in the amount of $6 million. The Company believes that its success is also dependent upon its ability to employ and retain skilled personnel. See "Management."

                                       14

REGULATORY AND ENVIRONMENTAL MATTERS

     The Company's subsea construction, inspection, maintenance, salvage, and abandonment operations and its natural gas and oil production from offshore properties are subject to and affected by various types of government regulation, including numerous federal, state and local environmental protection laws and regulations. These laws and regulations are becoming increasingly complex, stringent and expensive and there can be no assurance that continued compliance with existing or future laws or regulations will not adversely affect the operations of the Company. Significant fines and penalties may be imposed for non-compliance. See "Business -- Government Regulation" and "-- Environmental Regulations."

ABSENCE OF A PRIOR PUBLIC TRADING MARKET; POSSIBLE VOLATILITY OF MARKET PRICE; DILUTION

     Prior to this Offering, there has been no public market for the Common Stock. Although the Company has applied for quotation of the shares of Common Stock offered hereby on the Nasdaq National Market, there can be no assurance that an active public market will develop or be maintained for the Common Stock. The initial public offering price will be determined by negotiations among the Company, the Selling Shareholders and the Underwriters. For the factors considered in such negotiations, see "Underwriting." There can be no assurance that future market prices will equal or exceed the initial public offering price set forth on the cover page of this Prospectus. Following this Offering, the market price of the Common Stock may fluctuate depending on various factors, including the general economy, stock market conditions, general trends in the oilfield services industry, announcements by the Company or its competitors and variations in the Company's quarterly and annual operating results. Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value per share. See "Dilution."

VOTING CONTROL BY PRINCIPAL SHAREHOLDERS

     After giving effect to this Offering and the JRM Acquisition, the current shareholders of the Company, including JRM, will own approximately 71.8% of the outstanding Common Stock (68.3% if the Underwriters' over-allotment option is exercised in full). The current shareholders and JRM are parties to a shareholders agreement which, among other things, provides for the election of directors. As a result, the current shareholders may be able to control the outcome of certain matters requiring a shareholder vote, including the election of directors. See "Business -- JRM Acquisition", "Management -- Certain Transactions" and "Principal and Selling Shareholders."

LIMITATION ON FOREIGN OWNERSHIP

     Under the Shipping Act of 1916, as amended, if persons other than U.S. citizens own in the aggregate in excess of 25% of the Company's outstanding stock, the Company's U.S. flagged vessels would lose the privilege of engaging in the transportation of merchandise in U.S. coastwise trade. To assure the Company's continued ability to engage in U.S. coastwise trade, the Company's Articles of Incorporation contain provisions designed to assure that not more than 23% of the outstanding shares of Common Stock are owned by persons who are not U.S. citizens. The Articles of Incorporation provide that any transfer or purported transfer of shares of Common Stock that would result in the ownership by persons who are not U.S. citizens of more than 23% of the then outstanding shares of Common Stock will not become effective against the Company, and the Company has the power to deny voting and dividend rights with respect to such shares and, at its option, to redeem such shares. See "Business -- Government Regulation" and "Description of Capital Stock -- Foreign Ownership."

                                       15

ABSENCE OF DIVIDENDS

     The Company has never paid cash dividends on its Common Stock and intends for the foreseeable future to retain any earnings otherwise available for dividends for the future operation and growth of the Company's business. In addition, the Company's financing arrangements prohibit the payment of cash dividends on its capital stock. See "Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering and after giving effect to the JRM Acquisition, the current shareholders, directors and officers of the Company will beneficially own 8,548,760 shares of the Common Stock, which will represent approximately 71.8% of the then issued and outstanding shares (68.3% if the Underwriters' over-allotment option is exercised in full). The Company, its officers and directors, the Selling Shareholders, certain other shareholders of the Company and JRM have agreed with the Underwriters not to offer, sell or otherwise dispose of any shares of Common Stock for 180 days from the date of this Prospectus without the prior consent of the Representatives of the Underwriters. After the expiration of such agreement, however, such shareholders may sell shares pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise. In addition, the current shareholders have been granted demand and "piggyback" registration rights by the Company with respect to all of the shares of Common Stock owned by them. JRM will receive similar demand and "piggyback" registration rights relating to 1,507,462 shares received as part of the JRM Acquisition. JRM has agreed not to dispose of any shares of Common Stock for a period of two years from the date of this Prospectus without the prior consent of the Company, with the exception of the "piggyback" registration rights. Although the Company cannot predict the timing or amount of future sales of Common Stock or the effect that the availability of such shares for sale will have on the market price prevailing from time to time, sales of substantial amounts of Common Stock in the public market following this Offering could adversely affect the market price of the Common Stock. See "Principal and Selling Shareholders," "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

ANTI-TAKEOVER CONSIDERATIONS

     The Board of Directors of the Company has the authority, without any action by the shareholders, to fix the rights and preferences on up to 5,000,000 shares of undesignated preferred stock, including dividend, liquidation and voting rights. In addition, the Company's Articles of Incorporation divide the Company's Board of Directors into three classes. The Company also is subject to certain anti-takeover provisions of the Minnesota Business Corporations Act ("MBCA"). Any or all of the provisions or factors described above may have the effect of discouraging a takeover proposal or tender offer not approved by management and the Board of Directors of the Company, and could result in shareholders who may wish to participate in such a proposal or tender offer receiving less for their shares than otherwise might be available in the event of a takeover attempt. See "Description of Capital Stock -- Certain Anti-Takeover Provisions."

                                       16


                                  THE COMPANY

     Cal Dive is a leading provider of subsea construction, inspection, maintenance, repair and salvage services to the offshore natural gas and oil industry in the Gulf of Mexico. Substantially all of the Company's senior and middle operations management have been actively involved with Cal Dive since the mid-1980s. In July 1990, the Company was purchased by a group of investors including current management and key employees. In September 1992, Cal Dive formed ERT as a wholly owned subsidiary, to purchase producing offshore natural gas and oil properties which are in the later stages of their economic lives. In January 1995, First Reserve Corporation ("First Reserve"), on behalf of certain of the investment funds it manages, acquired 50% of the Company's Common Stock.

     The Company was reorganized under the laws of Minnesota in May 1990. The principal executive offices of the Company are located at 13430 Northwest Freeway, Suite 350, Houston, Texas 77040, and its telephone number is (713) 690-1818.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company (assuming an initial public offering price of $14.00 per share) will be approximately $36 million (approximately $42.5 million if the Underwriters' over-allotment option is exercised in full). Of such net proceeds, the Company intends to use approximately $17 million in connection with the JRM Acquisition and approximately $19 million to repay debt outstanding under the Company's revolving credit facility (the "Revolving Credit Agreement") which was used to finance the purchase of the UNCLE JOHN, the BALMORAL SEA and the Vermilion Block 328 property. Any remaining net proceeds will be used to further reduce debt outstanding under the Revolving Credit Agreement and for other general corporate purposes. As of August 31, 1996, the loans under the Revolving Credit Agreement had an aggregate outstanding principal balance of approximately $22.4 million, currently bearing interest at a rate of 7.41% per annum. The Revolving Credit Agreement terminates in May 2000. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock and does not intend to pay cash dividends in the foreseeable future. The Company currently intends to retain earnings, if any, for the future operation and growth of its business. In addition, the Company's financing arrangements prohibit the payment of cash dividends on its capital stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                       17

                                    DILUTION

     The net tangible book value of the Company at June 30, 1996, was $25,967,737 or $3.42 per share of Common Stock. Net tangible book value per share of Common Stock is determined by dividing the tangible net worth (total tangible assets less total liabilities) of the Company by the 7,591,298 shares of Common Stock outstanding prior to the consummation of this Offering. After giving effect to the sale of Common Stock by the Company in this Offering (assuming no exercise of the Underwriters' over-allotment option and net proceeds to the Company of $36 million), the pro forma net tangible book value of the Company at June 30, 1996, would have been approximately $61,923,737 or $5.20 per share of Common Stock. This represents an immediate increase in net tangible book value of $1.78 per share of Common Stock to present holders of Common Stock and an immediate dilution of approximately $8.80 per share to new investors purchasing shares in this Offering. The following table illustrates this per share dilution to new investors:

Assumed initial public offering price
  per share..........................                   $         14.00
     Net tangible book value per
       share before the Offering.....  $          3.42
     Increase per share attributable
       to new investors..............             1.78
                                       ---------------
Pro forma net tangible book value per
  share after the Offering...........                              5.20
                                                        ---------------
Dilution per share of new
  investors..........................                   $          8.80
                                                        ===============

     The following table sets forth, as of June 30, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing shareholders and by new investors:

                                           SHARES PURCHASED          TOTAL CONTRIBUTION         AVERAGE
                                        ----------------------     -----------------------     PRICE PER
                                          NUMBER       PERCENT        AMOUNT       PERCENT       SHARE
                                        -----------    -------     ------------    -------     ----------
Existing shareholders(1).............     9,098,760      76.5 %    $ 26,141,977      40.0 %     $   2.87
New investors........................     2,800,000      23.5        39,200,000      60.0       $  14.00
                                        -----------    -------     ------------    -------     ----------
     Total...........................    11,898,760     100.0 %    $ 65,341,977     100.0 %

- ------------

(1) Includes the issuance of 1,507,462 shares of Common Stock to JRM pursuant to the JRM Acquisition at a value of $14.00 per share.

     The above computations do not give effect to the 372,384 shares issuable pursuant to outstanding stock options, all of which are exercisable at an exercise price of $6.58 per share. To the extent any options are exercised in the future at an exercise price less than the initial public offering price, there will be further dilution to new investors. See "Management -- Compensation Pursuant to Plans."

                                       18

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) as of June 30, 1996, (ii) as adjusted on a pro forma basis to reflect the purchases of the BALMORAL SEA, the UNCLE JOHN and the Vermilion 328 property for $21 million and (iii) as adjusted to give effect to the sale by the Company of the 2,800,000 shares of Common Stock offered hereby at an assumed offering price of $14.00 per share and the application of the estimated net proceeds to the Company therefrom as described in "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                         JUNE 30, 1996
                                        --------------------------------------------
                                                                             AS
                                           ACTUAL        PRO FORMA      ADJUSTED(1)
                                        ------------    ------------    ------------
                                                       (IN THOUSANDS)
Short-term debt:
     Current maturities of long-term
       debt..........................   $    --         $    --         $    --
                                        ============    ============    ============
Long-term debt.......................   $  5,000,000    $ 26,000,000    $  6,974,000
Shareholders' equity:
     Preferred Stock, $.01 par value,
       5,000,000 shares authorized;
       none issued...................        --              --              --
     Common Stock, no par value,
       60,000,000 shares authorized;
       12,616,594 shares issued and
       outstanding; 16,924,056 shares
       issued and outstanding, as
       adjusted(1)                         9,093,040       9,093,040      45,049,040
     Additional paid-in capital......        --              --              --
     Retained earnings...............     20,930,228      20,930,228      20,930,228
     Treasury Stock, 5,025,296
       shares........................     (4,055,531)     (4,055,531)     (4,055,531)
                                        ------------    ------------    ------------
          Total shareholders'
             equity..................     25,967,737      25,967,737      61,923,737
                                        ------------    ------------    ------------
Total capitalization.................   $ 30,967,737    $ 51,778,737    $ 68,778,737
                                        ============    ============    ============
Total debt to total capitalization
  (%)................................           16.1            50.2            10.1

- ------------

(1) Gives effect to the JRM Acquisition (including the assumed issuance of 1,507,462 shares of Common Stock and the payment of $17 million to JRM) and the application of the net proceeds of this Offering but does not include an aggregate of 372,384 shares of Common Stock issuable upon exercise of outstanding stock options. See "Prospectus Summary -- The Company" and "Management -- Compensation Pursuant to Plans."

                                       19

                            SELECTED FINANCIAL DATA

     The historical financial data presented in the table below for and at the end of each of the years in the five-year period ended December 31, 1995 are derived from the consolidated financial statements of the Company audited by Arthur Andersen LLP, independent public accountants. The historical financial data presented in the table below for and at the end of each of the six-month periods ended June 30, 1996 and June 30, 1995 are derived from the unaudited consolidated condensed financial statements of the Company. In the opinion of management of the Company, such unaudited consolidated condensed financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The results for the six months ended June 30, 1996 and 1995 are not necessarily indicative of the results to be achieved for the full year.

     The data presented below should be read in conjunction with the Company's Financial Statements and the notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                    SIX MONTHS
                                                                                                       ENDED
                                                      YEAR ENDED DECEMBER 31,                         JUNE 30,
                                       -----------------------------------------------------  ------------------------
INCOME STATEMENT DATA:                   1991       1992       1993       1994       1995       1995          1996
                                       ---------  ---------  ---------  ---------  ---------  ---------    -----------
                                                      (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
    Subsea and salvage...............  $  29,392  $  21,309  $  35,365  $  35,718  $  32,748  $  12,111     $  23,714
    Natural gas and oil production...     --         --          1,807      2,314      4,777      1,583         5,075
                                       ---------  ---------  ---------  ---------  ---------  ---------    -----------
    Total............................     29,392     21,309     37,172     38,032     37,525     13,694        28,789
                                       ---------  ---------  ---------  ---------  ---------  ---------    -----------
Cost of Sales:
    Cost of services.................     17,917     14,905     24,577     24,685     26,013     10,808        18,886
    Support cost.....................      2,041      2,068      2,218      2,386      2,663      1,351         1,258
                                       ---------  ---------  ---------  ---------  ---------  ---------    -----------
Gross Profit.........................      9,434      4,336     10,377     10,961      8,849      1,535         8,645
Selling and Other Administrative
  Expenses...........................      3,409      3,136      4,074      4,657      4,932      2,153         3,096
                                       ---------  ---------  ---------  ---------  ---------  ---------    -----------
Income (Loss) From Operations........      6,025      1,200      6,303      6,304      3,917       (618)        5,549
Other Income and Expenses:
    Interest expense, net............        582        344        396        428        135         40            94
    Other (income) expense, net......        198       (159)       148         69         61         35            26
                                       ---------  ---------  ---------  ---------  ---------  ---------    -----------
Income (loss) before income taxes....      5,245      1,015      5,759      5,807      3,721       (693)        5,429
    Provision (benefit) for income
      taxes..........................      1,586        324      1,811      1,773      1,047       (269)        1,870
                                       ---------  ---------  ---------  ---------  ---------  ---------    -----------
Net income (loss)....................  $   3,659  $     691  $   3,948  $   4,034  $   2,674  $    (424)    $   3,559
                                       =========  =========  =========  =========  =========  =========    ===========
Net income (loss) per share..........  $    0.31  $    0.06  $    0.44  $    0.71  $    0.35  $   (0.06)    $    0.47
                                       =========  =========  =========  =========  =========  =========    ===========
Weighted average number of shares
  outstanding........................     11,891     11,357      8,902      5,690      7,533      7,475         7,591

OTHER FINANCIAL DATA:
EBITDA (1)...........................  $   7,159  $   2,438  $   7,787  $   8,321  $   6,712  $     507     $   7,519
Depreciation and amortization........      1,134      1,238      1,484      2,017      2,795      1,125         1,970
Capital expenditures.................      2,153        460      1,203      1,397     16,857      9,900         1,398


                                                        AS OF DECEMBER 31,                                    AS OF
                                       -----------------------------------------------------                JUNE 30,
BALANCE SHEET DATA:                      1991       1992       1993       1994       1995                     1996
                                       ---------  ---------  ---------  ---------  ---------               -----------
                                                      (DOLLARS IN THOUSANDS)                               (UNAUDITED)
Working capital......................  $   4,016  $   4,178  $   5,309  $   6,052  $   3,860                $   7,959
Total assets.........................     19,099     17,051     20,023     26,731     43,475                   49,143
Long-term debt, less current
  portion............................      4,133      2,922      5,141      3,766      5,300                    5,000
Total shareholders' equity...........      7,051      7,436      6,360     10,394     22,408                   25,968

- ------------

(1) As used herein, EBITDA represents earnings before net interest and other expense, taxes, depreciation and amortization. EBITDA is frequently used by security analysts and is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a better measure of liquidity.

                                       20

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Natural gas prices and the offshore mobile rig count are two of the primary indicators management uses to predict the level of the Company's business. Cal Dive's construction services generally follow successful drilling activities by six to eighteen months. The level of drilling activity is related to both short and long-term trends in natural gas and oil prices. The Company is affected more by fluctuations in natural gas than oil prices because a majority of the production in the Gulf of Mexico is natural gas. A decline in natural gas prices generally leads to a reduction in offshore drilling activity which can lower demand for construction services. Recently, this relationship has been less pronounced due to a number of industry trends, including advances in technology that have increased drilling success rates and efficiency, and a tightening of the natural gas markets, particularly during the winter of 1995-1996. The number of offshore rigs working in the Gulf of Mexico has averaged close to practical full utilization since mid-1995 which management expects will lead to increased construction activity over the next year.

     Natural gas prices impact the Company's natural gas and oil operations in several respects. The Company seeks to acquire producing natural gas and oil properties that are generally in the later stages of their economic life. These properties typically have few, if any, unexplored drilling locations so the potential abandonment liability is a significant consideration with respect to the offshore properties which the Company has purchased to date. Although higher natural gas prices have tended to reduce the number of mature properties available for sale, these higher prices have contributed to improved operating results for the Company in the last three quarters.

     Salvage operations consist of platform abandonment, removal and decommissioning and P&A services performed by the Company's stiff-leg derrick barge and well servicing equipment. In addition, salvage related support, such as debris removal and preparation of platform legs for removal, is often provided by the Company's surface diving vessels. In 1989, management targeted platform removal and salvage operations as a regulatory driven activity which offers a partial hedge against fluctuations in the commodity price of natural gas. In particular, regulations from the MMS require removal of platforms within one year from the date production ceases and also require remediation of the seabed at the well site to its original state. In recent years, the Company has been engaged to manage all aspects of the decommissioning and abandonment of certain fields for two major oil companies, a management service the Company intends to expand in the future.

     The following table sets forth for the periods presented (i) average U.S. natural gas prices, (ii) the Company's natural gas production, (iii) the average number of offshore rigs under contract in the Gulf of Mexico, (iv) the number of platforms installed and removed in the Gulf of Mexico and (v) the vessel utilization rates for each of the major categories of the Company's fleet.

                                                         1993                                        1994
                                       ------------------------------------------  ------------------------------------------
                                          Q1         Q2         Q3         Q4         Q1         Q2         Q3         Q4
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
U.S. Natural Gas Prices(1)...........  $    1.92  $    2.16  $    2.20  $    2.21  $    2.42  $    1.95  $    1.70  $    1.60
ERT Gas Production (MMCF)............        193        176        176        163        109        300        357        392
Rigs Under Contract in the Gulf of
  Mexico(2)..........................        104        113        121        132        125        129        134        140
Platform Installations(3)............          3         27         23         28         13         24         40         50
Platform Removals(3).................         21         19         53         31         18         28         43         31
Average Company Vessel Utilization
  Rate(4)............................
    DP DSV...........................     --         --         --         --         --         --             80%        99%
    Saturation DSV...................         76%        73%        92%        62%        37%        57%        82%        89%
    Surface Diving DSV...............         57%        86%        85%        64%        57%        68%        78%        66%
    Derrick Barge....................         41%        87%        82%        62%        14%        70%        60%        55%


                                                          1995                             1996
                                       ------------------------------------------  --------------------
                                          Q1         Q2         Q3         Q4         Q1         Q2
                                       ---------  ---------  ---------  ---------  ---------  ---------
U.S. Natural Gas Prices(1)...........  $    1.51  $    1.63  $    1.54  $    2.06  $    3.44  $    2.33
ERT Gas Production (MMCF)............        284        428        783        958        930        997
Rigs Under Contract in the Gulf of
  Mexico(2)..........................        119        133        142        147        150        157
Platform Installations(3)............         15         20         29         29         12         30
Platform Removals(3).................         15         37         24         11         11          8
Average Company Vessel Utilization
  Rate(4)............................
    DP DSV...........................         77%    --         --             90%        81%        71%
    Saturation DSV...................         38%        53%        88%        88%        55%        73%
    Surface Diving DSV...............         45%        63%        77%        74%        62%        77%
    Derrick Barge....................         21%        46%        63%        32%        15%        58%

- ------------

(1) Average of the monthly Henry Hub cash prices in $ per MMBtu, as reported in Natural Gas Week.

(2) Average weekly number of rigs contracted, as reported by Offshore Data Services.

(3) Source: Offshore Data Services; installation and removal of two-pile or greater platforms in the Gulf of Mexico.

(4) Average vessel utilization rate is calculated by dividing the total number of days the vessels in this category generated revenues by the total number of days in each quarter.

                                       21

     Vessel utilization is historically lower during the first quarter due to winter weather conditions in the Gulf of Mexico. Accordingly, the Company plans its drydock inspections and other routine and preventative maintenance programs during this period. During the first quarter, a substantial number of the Company's customers finalize capital budgets and solicit bids for construction projects. The bid and award process during the first two quarters leads to the commencement of construction activities during the second and third quarters. As a result, the Company has historically generated approximately 60 to 65% of its consolidated revenues in the last six months of the year. The Company's operations can also be severely impacted by weather during the fourth quarter. The Company's barge, which has a shallow draft, is particularly sensitive to adverse weather conditions, and its utilization rate will be lower during such periods. To minimize the impact of weather conditions on the Company's operations and financial condition, Cal Dive began operating DP vessels and expanded into the acquisition of mature offshore properties. The unique station keeping ability offered by dynamic positioning enables these vessels to operate throughout the winter months and in rough seas. Operation of natural gas and oil properties tends to offset the impact of weather since the first and fourth quarters are typically periods of high demand for natural gas and of strong natural gas prices.

     Since 1994, approximately 80% of the operating cost of the Company's vessels has been variable, consisting primarily of offshore salaries and wages, material and fabrication costs related to specific jobs and the cost of renting third party equipment and vessels. The remaining 20% consists of semi-variable and fixed costs of repair and maintenance, depreciation charges and the support cost of the Morgan City operations base. During 1996, lease operating expenses (such as contract services, equipment rentals, helicopter and vessel rentals) are averaging 70% of the total cost of the Company's natural gas and oil operations, with the balance consisting of depletion, depreciation and amortization charges. All of these operating expenditures are included in the cost of services and, accordingly, deducted in the calculation of gross profit.

     Selling, general and administrative expenses have ranged from 11% to 13% of revenues since 1993. The Company strives to be an efficient low cost provider of quality service in the Gulf of Mexico by relying upon superior offshore performance and sophisticated vessels to attract business.

RESULTS OF OPERATIONS

  COMPARISON OF SIX MONTHS ENDED JUNE 30, 1996 AND 1995

     REVENUES. During the six months ended June 30, 1996, the Company's revenues increased 110% to $28.8 million compared to $13.7 million for the six months ended June 30, 1995. This increase was primarily due to the operation of two DP vessels, the WITCH QUEEN and BALMORAL SEA which commenced in November 1995 and April 1996, respectively, and increased production from natural gas and oil properties. The two DP vessels and natural gas and oil operations accounted for 52% of the Company's consolidated revenues as compared to 28% for the comparable period last year. The Company's revenues from surface diving services as a percentage of total revenues decreased from 28% in the first six months of 1995 to 16% for the first six months of 1996, reflecting the Company's strategic decision to target Deepwater projects in the Gulf of Mexico as well as the acquisition of mature properties.

     ion of mature properties.

     GROSS PROFIT. Gross profit increased by $7.1 million for the first six months of 1996 as compared to the comparable period in 1995, from $1.5 million to $8.6 million. The improved gross profit was principally due to margins generated by the gas and oil operations and the DP vessels. The margin contributed by the Company's four-point moored SAT diving DSVs increased by 66%, which reflects a significantly stronger market for construction services during the six months ended June 30, 1996 as compared to the first half of 1995. The Company had one major vessel drydocking during the first six months of 1996 as compared to three during the comparable period

                                       22

in 1995. However, total repair and maintenance expenditures were unchanged between the two periods since the Company brought the WITCH QUEEN into the dock on two occasions in 1996 to service the DP system.

     SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses increased 44% to $3.1 million for the six months ended June 30, 1996 from $2.2 million in the comparable period in 1995. Approximately half of this increase was due to administrative expenses associated with the significant increase in the volume of marine contracting work and the balance to costs associated with the ERT Incentive Program. Under this program, key ERT management personnel are eligible to share in a bonus pool consisting of up to 15% of the subsidiary's pre-tax income.

     INCOME TAXES. Income taxes of $1.9 million for the six months ended June 30, 1996 compares to a tax benefit of $269,000 for the comparable period last year due to a loss during that period. The effective tax rate of 34% has increased because the Company is receiving diminishing benefits from the "Small Producer" availability for percentage depletion.

     NET INCOME. During the six months ended June 30, 1996, the Company's net income increased to $3.6 million compared to a net loss of $424,000 in the six months ended June 30, 1995, as a result of the factors described above.

  COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

     REVENUES. During 1995, the Company's revenues decreased $500,000 to $37.5 million compared to $38 million in 1994. A $2.5 million increase in natural gas and oil revenues offset decreases in subsea services, particularly derrick barge and well servicing revenues, which together decreased $1.3 million. The increase in natural gas and oil revenues was due to the Company's acquisition of seven offshore properties in 1995. The Company's revenues in 1995 were negatively impacted by hurricanes ROXANNE and OPAL. While dealing with adverse weather in the Gulf of Mexico is an accepted risk in the marine contracting business, these storms were unusual in that little damage was incurred in the Gulf of Mexico yet the Company's vessels were unable to leave the dock for 20 days during what are generally the two busiest months of the year (September and October). In addition, the number of two pile or greater platforms removed in the Gulf of Mexico decreased by almost 30% for the year which included a 50% reduction during the last six months, primarily as a result of contractors shifting assets to higher margin construction projects. The Company's revenues in 1995 were also negatively impacted by operating difficulties with the BARGE I which have been resolved.

     GROSS PROFIT. Gross profit decreased by $2.2 million in 1995 as compared to 1994, from $11 million to $8.8 million. Approximately $1 million of the decrease was due to vessel drydockings during 1995 with the balance related to the downtime caused by two hurricanes and operational difficulties with respect to CAL DIVE BARGE I. Three of the Company's vessels, CAL DIVER II, CAL DIVER V and CAL DIVE BARGE I, underwent major U.S. Coast Guard ("USCG") drydock inspections during 1995. In addition to the work required to maintain the USCG Certificates of Inspection, the Company completed a major capital upgrade program. As a result, these three vessels were out of service for an aggregate of ten months during 1995. Natural gas and oil operations contributed 31% of consolidated gross profit in 1995 as compared to 18% for 1994 due to the increase in the number of properties owned at December 31, 1995.

     SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses increased 6% to $4.9 million in 1995 compared to $4.7 million in 1994. This increase was due primarily to the improved results in the Company's natural gas and oil business and the incentive compensation earned by key ERT personnel.

     NET INTEREST. During 1995, net interest expense declined 69% to $135,000 as compared to $428,000 in 1994. Interest income generated by the cash deposits set aside to fund abandonment liabilities was $202,000 in 1995, an increase of $100,000 from 1994.

                                       23

     INCOME TAXES. Income taxes of $1 million reflect an effective tax rate of 28.1% in 1995 compared to 30.5% in 1994. The decrease in the effective tax rate was due to the impact of percentage depletion and the natural gas and oil operations comprising a larger percentage of the Company's 1995 income.

     NET INCOME. In 1995, net income decreased to $2.7 million from $4 million in 1994 as a result of the factors described above.

  COMPARISON OF YEAR ENDED DECEMBER 31, 1994 TO YEAR ENDED DECEMBER 31, 1993

     REVENUES. During 1994, the Company's revenues increased $800,000 to $38 million as compared to $37.2 million in 1993. Strong demand for construction related services in 1994, particularly saturation diving, enabled the Company to receive an estimated 40% share of the Gulf of Mexico "non-captive" market for DSV services. The non-captive market refers to diving operations not owned by pipeline construction contractors. In 1994, the Company added a new service line, P&A and well servicing, which increased revenues by $1 million. Natural gas and oil revenues increased 28% from $1.8 million in 1993 to $2.3 million in 1994, principally due to the Company's acquisition of two offshore properties. In 1994, the Company introduced its first DP diving support vessel in the Gulf of Mexico with the charter of the BALMORAL SEA which added $3.5 million of revenues.

     GROSS PROFIT. Gross profit increased $600,000 to $11 million in 1994 compared to $10.4 million in 1993. ERT accounted for all of the Company's margin improvement due to production from new properties and the income associated with taking the first property through to abandonment in 1994.

     SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses increased $600,000 to $4.7 million in 1994 compared to $4.1 million in 1993. Of the increase, $250,000 was attributable to the ERT Incentive Program and the balance to wage increases and subsea division bonuses.

     NET INTEREST. During 1994, net interest expense increased to $428,000 as compared to $395,000 in 1993 due primarily to an increase in short term borrowings in the fourth quarter.

     NET INCOME. The Company's net income of $4 million during 1994 was approximately equal to net income of $3.9 million in 1993 as a result of the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

     OPERATING ACTIVITIES. The Company has historically funded its operating activities principally from internally generated cash flow, even in an industry-depressed year such as 1992. Management purchased the Company in July 1990, in a leveraged buyout funded with $10.7 million in debt and $1 million in equity. By July 1993, cash flow from operating activities enabled the Company to reduce total debt to $3.5 million while simultaneously increasing equity to $9 million. In August 1993, management acquired all of the Common Stock of the Company held by the two financial institutions that financed the buyout, which increased the Company's debt to $8.2 million and reduced equity to $5.1 million. Since August 1993, internally generated cash flow together with the sale of the Company's Common Stock to First Reserve positioned the Company to invest $33 million of capital in its fleet during 1995 and 1996 while maintaining a strong financial position.

     CAPITAL EXPENDITURES. Capital expenditures consist principally of strategic asset acquisitions such as the WITCH QUEEN, BALMORAL SEA and UNCLE JOHN, improvements to existing vessels and the acquisition of offshore natural gas and oil properties. Since 1993, the Company has invested $16 million to acquire 11 offshore natural gas and oil properties in six separate transactions. The Company records the amount of cash paid together with the abandonment liability assumed at the time such properties are acquired. Only the cash paid at closing is reflected in the Company's statement of cash flows. From 1993 to 1995, the Company also deposited approximately $5 million of bonds and escrow deposits in conjunction with these property purchases. The MMS requires an

                                       24

operator's bond and certain of the purchase and sale agreements have required the Company to specifically fund portions of the estimated decommissioning liability. Accordingly, the Company's balance sheet as of June 30, 1996 includes $5.2 million of cash deposits restricted for abandonment obligations which aggregated $4.9 million on that date.

     FINANCING ACTIVITIES. The Company has generally financed seasonal operating requirements and capital expenditures with internally generated funds, borrowings under credit facilities, and the sale of Common Stock as described above. During 1993, the Company increased its Revolving Credit Agreement with Fleet Capital from $15 million to $30 million. The Revolving Credit Agreement, which terminates in May 2000, is secured by substantially all of the Company's assets. The Revolving Credit Agreement prohibits the payment of dividends on the Company's capital stock and contains, among other restrictions, financial covenants which require the Company to (i) maintain income from operations at specified levels, (ii) limit leverage, as defined, to no more than a specified ratio of net worth, (iii) maintain certain interest coverage and debt service ratios, as defined, and (iv) maintain a minimum ratio of current assets to current liabilities. The interest rate for borrowings is equal to the bank's floating prime rate plus .5%, or the Eurodollar Base Rate plus 2.25% for borrowings less than $10 million, and 2% if borrowings exceed $10 million. At August 31, 1996, the applicable interest rate was 7.41%. Letters of credit are also available under the Revolving Credit Agreement which the Company typically uses if performance bonds are required or, in certain cases, in lieu of purchasing U.S. Treasury Bonds in conjunction with gas and oil property acquisitions. On August 31, 1996, after the purchases of the UNCLE JOHN, the BALMORAL SEA and the Vermilion Block 328 property, the Company had $22.4 million of borrowings and $2 million of outstanding letters of credit. The Company plans to use approximately $19 million of the proceeds from this Offering to repay the outstanding indebtedness under the Revolving Credit Agreement. In August 1996, Fleet Capital increased the availability under the Revolving Credit Agreement by an additional $5 million for a period of 90 days in connection with the acquisitions identified above.

     CAPITAL COMMITMENTS. In connection with its business strategy, management expects the Company to acquire additional vessels and other assets as well as natural gas and oil properties which may require additional debt or equity financing. Other than asset acquisitions, management believes the net cash generated from operations and available borrowing capacity under the Revolving Credit Agreement will be adequate to meet funding requirements for the next year.

                                       25
                                    BUSINESS

GENERAL

     Cal Dive is a leading provider of subsea construction, inspection, maintenance, repair and salvage services to the offshore natural gas and oil industry in the Gulf of Mexico. Such services are performed primarily in support of offshore production-related natural gas and oil field infrastructure construction projects, including pipelines, production platforms and risers and subsea production systems. Through ERT, Cal Dive also acquires, operates and produces natural gas and oil from mature offshore properties. The Company's customers include major and independent natural gas and oil producers, pipeline transmission companies and offshore engineering and construction firms.

     The Company owns a diversified fleet of nine vessels servicing offshore natural gas and oil markets, principally in the Gulf of Mexico. This market is experiencing strong exploration and development activity levels, including rapid growth in Deepwater. As a result of recent additions of advanced DP multi-purpose and diving support vessels, the Company is well positioned to perform services critical to Deepwater projects. Management believes that DP vessels are essential to provide cost effective solutions in the Deepwater market. The limited number of competing DP vessels dedicated to the Gulf of Mexico affords the Company a key strategic advantage in addressing market needs and has led to rising vessel utilization and interest among potential customers and alliance partners.

     On August 30, 1996, the Company entered into the JRM Acquisition and the Diving Services Agreement to provide JRM with barge-based air, gas and SAT diving services in North America (excluding Mexico), Southeast Asia, the Middle East and certain areas of South America. Cal Dive believes that this transaction expands its relationship with JRM and effectively represents a long-term strategic alliance that will enhance the Company's presence in the Gulf of Mexico while providing a base from which the Company can capitalize on select international opportunities. In addition to the barge diving services to be provided directly to JRM pursuant to the Diving Services Agreement, JRM has agreed to use its best efforts to encourage its joint venture partners to engage Cal Dive to provide those services to certain international joint ventures through which JRM operates. See "-- JRM Acquisition."

     The Company traces its origins to California Divers Inc., a company which pioneered the first use of mixed gas diving in the early 1960s when oilfield exploration off the Santa Barbara coast moved to water depths beyond 250 feet. Cal Dive commenced operations in the Gulf of Mexico in 1975. Since that time, the Company's growth strategy has consisted of three basic elements: (i) identifying niche markets that are underserviced or where no service exists,
(ii) developing the technical expertise to provide the service and (iii) acquiring assets or seeking business alliances which fill the market gap.

COMPANY STRENGTHS

  DIVERSIFIED FLEET OF VESSELS

     Cal Dive has focused on owning and operating a diversified fleet which provides a full complement of subsea construction, inspection, maintenance, repair and salvage project capabilities. The Company's fleet of vessels, including three DP saturation diving vessels (the UNCLE JOHN, WITCH QUEEN and BALMORAL SEA), two four-point moored saturation diving vessels (the CAL DIVER I and II), three other DSVs and a salvage barge, enable the Company to operate in shallow to the deepest waters of the Gulf of Mexico. The services provided by these vessels both overlap and are complementary in a number of market segments, enabling the Company to deploy its DSVs to areas of highest utility and margin potential. These vessels serve as work platforms for activities performed by divers in water depths of less than 1,000 feet and by ROVs for projects at all depths. The Company intends to continue to expand the capabilities of its diversified fleet through the

                                       26

acquisition of additional vessels and assets, including ROVs. Management believes that the Company's reputation in the market and the financial flexibility afforded by this Offering position the Company to take advantage of attractive opportunities to acquire vessels in the future.

  TURNKEY CONTRACTING AND EXPERIENCED PERSONNEL

     The Company undertakes qualified turnkey contracts that incorporate a detailed scope of work with the understanding that services beyond those specified are provided at an additional cost. The Company's turnkey projects are usually of short duration, typically averaging from two to seven days. Management believes that the Company has developed the technical expertise and operational experience to effectively manage turnkey project costs and thereby deliver bids which are competitively priced while achieving targeted profitability. Since 1986, Cal Dive has primarily conducted its operations through turnkey contracts, which provide the Company with a competitive advantage in addressing customer demand for better control over the cost of subsea projects.

  MAJOR PROVIDER OF SATURATION DIVING SERVICES

     Upon deployment of the UNCLE JOHN, Cal Dive will own over 60% of the U.S. based SAT diving vessels currently operating in the Gulf of Mexico. Saturation diving is required for diving operations in water depths ranging from 300 to 1,000 feet. In recent years there has been an increasing level of activity just off the Outer Continental Shelf ("OCS") in water depths of 500 feet to 1,200 feet. This trend is expected to accelerate as development of recently discovered fields commences in the Deepwater Gulf of Mexico, including eight proposed large diameter pipeline systems. Management believes that this trend will result in increasing demand for SAT diving services to tie-in such systems to the existing Gulf of Mexico infrastructure.

  RECOGNIZED LEADER IN SHALLOW WATER SALVAGE OPERATIONS

     Since 1989, the Company has established a leading position in the decommissioning and abandonment of facilities in the shallow water Gulf of Mexico. The Company expects the demand for salvage and P&A services to increase as over 75% of the 3,800 platforms in the Gulf of Mexico are over ten years old and there are approximately 15,000 wells that must ultimately be plugged and abandoned in accordance with government regulations related to the decommissioning and abandonment of offshore production facilities. The Company is currently managing all aspects of the decommissioning and abandonment of certain fields for two major oil companies, a management service Cal Dive expects to expand in the future.

  PURCHASE OF MATURE NATURAL GAS AND OIL PROPERTIES

     The Company formed ERT in 1992 to exploit a market opportunity to provide a more efficient solution to the abandonment of offshore properties and to expand Cal Dive's off season salvage and decommissioning activity. The Company has acquired interests in 11 mature producing properties in the last three years, ten of which are currently in production and one of which has been plugged and abandoned. Mature properties are generally those properties where decommissioning and abandonment costs are significant relative to the value of remaining natural gas and oil reserves. Cal Dive seeks to acquire properties that it can operate to enhance remaining production, control operating expenses and manage the cost and timing of the decommissioning and abandonment of such properties. Management believes that Cal Dive is the only company acquiring mature properties in the Gulf of Mexico which combines financial strength, reservoir engineering and operations expertise with the availability of company-owned salvage assets, resulting in significant strategic and cost advantages. Since acquiring its initial property in late 1992, the Company has increased proved reserves to approximately 21 Bcfe at December 31, 1995.

                                       27

GROWTH STRATEGY

  FOCUS ON THE GULF OF MEXICO

     Cal Dive intends to maintain its current focus on the Gulf of Mexico where the Company is well positioned to respond to rising market demand for services in all water depths, and increasingly to address demand in deeper water, due to its broad marine and subsea service capabilities. Natural gas and oil exploration, development and production activity levels in the Gulf of Mexico have increased significantly as a result of several factors, including: (i) improvements in exploration technologies such as computer aided exploration and 3D seismic, which have enhanced reservoir mapping, increased drilling success rates and led to entirely new prospects such as the "Subsalt" play; (ii) improvements in subsea completion and production technologies, which have resulted in increased Deepwater drilling and development; (iii) expansion of the region's production infrastructure, which has improved the economics of developing both Deepwater and smaller natural gas and oil fields; and (iv) the short reserve life characteristic of Gulf of Mexico natural gas production, which requires continuous drilling to replace reserves and maintain production. Recent lease sales by the MMS of Gulf of Mexico properties attracted record bidding levels both in terms of the number of leases bid and the amount of capital exposed, including a record level of interest in Deepwater blocks. These higher overall activity levels have led to increased demand for the Company's services, as reflected in both higher vessel utilization rates and operating margins.

  CAPTURE A SIGNIFICANT SHARE OF THE DEEPWATER GULF OF MEXICO MARKET

     Management believes that the nature of Deepwater projects and the relative scarcity of the sophisticated DP vessels necessary to service this new and rapidly growing market will result in higher operating margins than comparable work in shallower water. The UNCLE JOHN, which is one of only eleven semi-submersible DP MSVs worldwide, enables the Company to perform a wide range of services, such as diving, construction and well intervention services, including certain operations in the deepest waters of the Gulf of Mexico. Because of the UNCLE JOHN'S stability, significant deckload capacity and specific design to support full field development activities in deeper waters, the vessel has an operating advantage over the more expensive drilling rigs and other vessels that currently provide such services in the Deepwater Gulf of Mexico. The UNCLE JOHN and WITCH QUEEN are ideally suited for laying flexible flow lines and control umbilicals due to their deck space and deckload capacity. The BALMORAL SEA and the WITCH QUEEN also provide construction, SAT diving and ROV support services. All three of the DP vessels have larger SAT diving systems than the conventional SAT diving vessels now serving the Gulf of Mexico market. The Company believes that these specialized vessels will provide Cal Dive with opportunities for alliances with natural gas and oil operators and other oilfield service companies serving the Deepwater market.

  EXPAND THE COMPANY'S NATURAL GAS AND OIL PRODUCTION

     Management believes Cal Dive's reputation in the industry and its size and experience in salvage and remediation work make the Company a preferred buyer of mature natural gas and oil properties. Specifically, customers can sell an offshore property at a reasonable price with the assurance that the offshore property will be decommissioned and abandoned in accordance with regulatory requirements. The Company believes that its relationship with JRM and recent experience managing heavy lift salvage and decommissioning projects for third parties utilizing vessels subcontracted from JRM will allow it to undertake salvage operations involving larger platform structures. This in turn will significantly expand the number of mature offshore properties on which the Company will bid as ERT has previously avoided properties where the abandonment process required significant subcontracting costs.

                                       28

  CAPITALIZE ON JRM RELATIONSHIP

     The acquisition of substantially all of JRM's diving assets in the Gulf of Mexico together with the Diving Services Agreement enhances Cal Dive's leading position in that market. Historically, JRM has been a major customer of Cal Dive's turnkey DSV services, and pursuant to the JRM Acquisition and the Diving Services Agreement, Cal Dive will now provide JRM with barge-based air, gas and SAT diving services on an exclusive basis in domestic and several international markets. The Company's strategic alliance with JRM may also enable Cal Dive to expand its opportunities to provide DSV services in support of JRM's worldwide construction activities. Cal Dive's acquisition of existing JRM operating bases and experienced personnel in Singapore, Indonesia and the Middle East also affords the Company with an efficient and cost effective means for international expansion. Management believes that this international expansion will not only provide the opportunity for additional business but also will partially counters the seasonal nature of, and other business fluctuations in, the Gulf of Mexico.

THE INDUSTRY

  BACKGROUND

     The subsea services industry originated in the early 1960s to assist natural gas and oil companies with their offshore operations and has grown significantly since the early 1970s as these companies have increasingly relied upon offshore fields for production. The industry has grown principally due to the economic benefits to natural gas and oil production of new and advanced technologies, expertise and custom designed equipment. Subsea services include the construction, installation, well servicing, maintenance and repair, salvage and removal of subsea facilities and equipment and often require the use of divers or ROVs deployed from DSVs or pipelay vessels. Subsea services are required throughout the economic life of an offshore field and include at various phases the following services, among others:

      o EXPLORATION. Pre-installation survey; rig positioning and installation assistance; drilling inspection; subsea equipment and maintenance; search and recovery operations.

      o DEVELOPMENT. Installation of production platforms; installation of subsea production systems; pipelay support including connecting pipelines to platform risers; pipeline stabilization, testing and inspection; cable and umbilical lay and connections.

      o PRODUCTION. Inspection, maintenance and repair of production structures, risers and pipelines; installation of emergency shutdown systems.

      o DECOMMISSIONING. Decommissioning and remediating services; P&A services; platform salvage and removal; pipeline abandonment; site inspections.

Management believes that no single company internally supplies all of the specialized equipment and services required by the subsea services industry. However, many companies participate in several sectors of the industry, and often one company is designated as the prime contractor and subsequently subcontracts a variety of services to other subsea service providers.

  OPERATIONS AND EQUIPMENT

     DIVING SUPPORT VESSELS. Subsea services are typically performed with the use of specially constructed DSVs, which provide an above water platform that functions as an operational base for divers. Distinguishing characteristics of DSVs include DP systems, SAT diving capabilities, deck space, deck load, craneage and moonpool launching. Deck space, deck load and craneage are important features of the vessel's ability to transport parts, supplies and equipment necessary to complete subsea projects. Vessels with greater deck space and load capacities have the flexibility to service more complex projects in deeper water. A moonpool is a permanent structure built into the center of the vessel, which enables safe and efficient launching of SAT diving systems in harsh

                                       29

weather conditions. These characteristics will generally dictate the types of jobs, conditions and water depths at which the DSV is capable of performing.

     DYNAMIC POSITIONING. DP systems allow a vessel to maintain position without the use of anchors, and therefore enhance productivity in extreme weather conditions and are required for Deepwater applications. Computer controlled thrusters mounted on the vessel's hull ensure the proper counteraction to wind, current and wave forces to maintain position. The DP system can generally position a vessel to withstand wind speeds of 45 knots and waves of up to 20 feet. Since no anchors are required, risks associated with objects snagging on pipelines or other underwater structures are minimized. The capabilities provided by the Company's DP vessels have allowed Cal Dive to more successfully penetrate new markets and provide additional services to the Deepwater market such as flexible pipelay, well servicing, coring and general field support.

     REMOTELY OPERATED VEHICLES. ROVs are unmanned robotic vehicles used to complement, support and increase the efficiency of diving and subsea operations and at depths for tasks where the use of divers is uncompetitive or impossible. The Company does not currently own any ROVs but does charter such equipment from time to time as required for a particular project.

     SATURATION DIVING. Subsea operations are conducted by manned or unmanned intervention. SAT diving, required at water depths greater than 300 feet, involves divers working from special chambers for extended periods at a pressure equivalent to the depth of the work site. The divers are transferred from the surface to the work site by diving bells. After completion of work, the bell is lifted back to the DSV and the divers return to the chamber to be replaced by a new group of divers who are lowered to the job site to continue the work. SAT diving systems allow for continuous operations to be conducted 24 hours a day. The primary advantage of SAT diving is that the divers can remain under pressure and make repeated dives for extended periods before beginning decompression. Overall productivity and safety is therefore enhanced due to fewer decompressions, diver continuity and a lower likelihood of delays caused by adverse weather conditions.

     SURFACE DIVING. Surface diving is the primary diving technique performed in water depths less than 300 feet. Divers are linked to the surface by a diving umbilical containing compressed air lines and communications equipment. The diver enters the water directly and descends to the work site, accomplishes the prescribed tasks and begins to decompress in the water as the diver gradually ascends to the surface. The length of time a diver is able to remain at the work site depends upon, and is limited by, the water depth.

     The following table summarizes the equipment and techniques primarily used in providing subsea services on a cost-effective basis by water depth:


             EQUIPMENT/
           TECHNIQUE USED                  WATER DEPTH (IN FEET)
- -------------------------------------  ------------------------------
Surface Diving.......................  0 to 300
SAT Diving...........................  300 to 1,000
ROVs.................................  All depths
DSVs.................................  0 to 1,000
DP DSVs..............................  Greater than 300

JRM ACQUISITION

     To effect the JRM Acquisition, Cal Dive has entered into two related asset purchase agreements dated as of August 30, 1996, with JRM and with one of its subsidiaries (collectively, the "Asset Purchase Agreement"). Pursuant to the Asset Purchase Agreement, JRM will sell or assign to Cal Dive most of its diving service and related assets, whether owned or leased, used by JRM and its affiliated companies primarily in, or in support of, JRM's barge diving activities from derrick and lay barges. In consideration for these assets, the Diving Services Agreement and other related

                                       30

agreements, JRM will receive 1,507,462 shares of Company Common Stock and approximately $17 million in cash.

     Consummation of the transactions contemplated by the Asset Purchase Agreement is subject to completion of the Offering. Under the terms of the Asset Purchase Agreement, the parties have agreed to indemnify each other in certain circumstances, against certain claims and liabilities arising under, or in connection with, the transaction.

     As part of the JRM Acquisition, the parties have also entered into the Diving Services Agreement. The Diving Services Agreement provides that JRM will use Cal Dive's services for its barge-based air, gas and SAT diving operations, on an exclusive basis in North America (excluding Mexico), Southeast Asia and the Middle East and certain areas in South America. The Diving Services Agreement further provides that JRM will use its best efforts to encourage its joint venture partners in all other areas worldwide, except for the former Soviet Union, to use Cal Dive's services for barge diving operations. Compensation to Cal Dive for performance of the work is based on an agreed rate schedule for time, materials and third party costs. The agreement contains typical service contract work procedures, indemnities and insurance requirements. The agreement is only terminable in the event of liquidation, insolvency or bankruptcy of either party.

     In connection with the closing under the Asset Purchase Agreement, JRM and the Company will enter into certain related agreements, including a registration rights agreement and a shareholders agreement. See "Description of Capital Stock." In addition, JRM will also enter into a five year non-compete agreement with Cal Dive. The parties will also enter into a transition services agreement pursuant to which JRM will provide the Company with the use of certain facilities, personnel and services in connection with its operation of the acquired assets for a period not to exceed 18 months.

     JRM, together with its joint venture partners, operates the world's largest fully integrated marine construction business, including the largest fleet of vessels in the world. With its fleet of vessels and its geographically dispersed fabrication yards, JRM supplies a full range of construction services on a worldwide basis to the offshore oil and gas exploration, production and hydrocarbon transportation industries. JRM's services include the basic and detailed design, engineering, fabrication and installation of offshore drilling and production platforms and other specialized structures, modular facilities, marine pipelines and subsea production systems and onshore construction and maintenance services. JRM also provides comprehensive project management services, feasibility studies, engineering services, subsea trenching services, diving services, and removal, salvage and refurbishment services for offshore fixed platforms.

     JRM and its joint ventures partners operate in all major offshore oil and gas producing regions, including the Gulf of Mexico, the North Sea, West Africa, South America, the Middle East, India and the Far East. JRM was formed in connection with the January 1995 combination of substantially all the marine construction services business of McDermott International, Inc. with Offshore Pipelines, Inc. JRM is a majority-owned subsidiary of McDermott International, Inc., which currently owns approximately 64% of JRM's voting stock.

MARINE VESSELS AND EQUIPMENT

     The Company operates a diversified fleet of nine vessels, all of which are owned. The size of the Company's fleet and its capabilities have increased in recent years with the addition of the WITCH QUEEN and BALMORAL SEA. In addition, the Company is transporting the UNCLE JOHN to the Gulf of Mexico and plans to place it in service during the fourth quarter of 1996. Management believes the UNCLE JOHN will enhance the Company's broad array of Deepwater field service capabilities.

     To position the Company to take advantage of evolving industry trends, management has focused on expanding the operating capabilities of its vessels. Management believes that the Gulf of Mexico market will increasingly require specially designed and equipped vessels to deliver

                                       31

necessary subsea services, particularly in the rapidly developing Deepwater markets. Five of the Company's vessels are designed to allow the Company to provide SAT diving and related services to respond to this growing market segment.

     The features of the Company's vessels which management believes strategically position the Company in its industry include multi-service capabilities, DP systems, SAT diving capabilities, clear deck space, maximum deck load, craneage and moonpool launch. The table set forth below provides information regarding the vessels currently owned and operated by the Company.

                                                                                                      FOUR
                                          DATE               CLEAR DECK     MAXIMUM                   POINT
                                       PLACED IN    LENGTH      SPACE      DECK LOAD      ACCOM-     MOORING    SATURATION
               VESSEL                  SERVICE(1)   (FEET)   (SQ. FEET)      (TONS)     MODATIONS     SYSTEM      DIVING
- -------------------------------------  ----------   ------   -----------   ----------   ----------   --------   ----------
DP MSV:
UNCLE JOHN(2)........................     11/96       254       25,000         500          102                       U
DP DSVS:
BALMORAL SEA(3)......................      9/94       259        3,440         250           60                       U
WITCH QUEEN..........................     11/95       279        5,000         500           60                       U
DSVS(4):
CAL DIVER I..........................      7/84       196        2,400         220           42           U           U
CAL DIVER II.........................      7/85       166        1,920         200           36           U           U
CAL DIVER III........................      8/87       115        1,320         105           18
CAL DIVER IV.........................     10/90       100        1,035          46           16
CAL DIVER V..........................      9/91       166        2,324         490           35           U
DERRICK BARGE:
CAL DIVE BARGE I.....................      8/90       150           NA         200           26           U

                                       MOONPOOL                 CLASSI-
               VESSEL                   LAUNCH       CRANE     FICATION
- -------------------------------------  ---------   ---------  -----------
DP MSV:
UNCLE JOHN(2)........................        U      100-ton       DNV
                                                    100-ton
DP DSVS:
BALMORAL SEA(3)......................        U      30-ton        DNV
WITCH QUEEN..........................        U      50-ton        DNV
DSVS(4):
CAL DIVER I..........................        U      20-ton        ABS
CAL DIVER II.........................        U      A-Frame       ABS
CAL DIVER III........................                             ABS
CAL DIVER IV.........................                             ABS
CAL DIVER V..........................               A-Frame       ABS
DERRICK BARGE:
CAL DIVE BARGE I.....................               200-ton       ABS

- ------------

(1) Date placed in service by the Company.

(2) The Company acquired this vessel on August 8, 1996 and anticipates placing it in service during the fourth quarter of 1996.

(3) This vessel has been operated by the Company under charters from September 1994 to February 1995 and from April 1996 to August 8, 1996, at which time it was acquired by the Company.

(4) The Company's DSVs also meet standards for seaworthiness and safety set by the USCG.

     All of the Company's vessels are subject to ship mortgages. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Under government regulations and the Company's insurance policies, the Company is required to maintain its vessels in accordance with standards of seaworthiness and safety set by government regulations and classification organizations. The Company maintains its fleet to the standards for seaworthiness, safety and health set by the American Bureau of Shipping ("ABS"), the USCG and DET NORSKE VERITAS
("DNV"). The ABS and DNV are two of several classification societies used by ship owners to certify that their vessels meet certain structural, mechanical and safety equipment standards.

     The Company incurs routine drydock inspection, maintenance and repair costs under USCG regulations and to maintain ABS or DNV classification for its vessels. In addition to complying with these requirements, the Company has implemented its own vessel maintenance program which management believes will allow Cal Dive to continue to provide its customers with well maintained, reliable vessels. In 1995 and the first six months of 1996, the Company incurred approximately $2.4 million and $1.5 million, respectively, in drydocking, marine inspection and general repair and maintenance costs. See " -- Government Regulation."

     In the normal course of its operations, the Company also charters other vessels on a short-term basis, such as tugboats, cargo barges, utility boats and DSVs.

PROJECT MANAGEMENT

     Cal Dive uses a detailed construction costing procedure for qualified turnkey contracts. There are at least three key people involved in each project bid consisting of a Project Engineer, an Estimator and a Project Manager. Cal Dive's Project Engineers have the technical and operational

                                       32

expertise to plan, estimate, design, bid and negotiate, and then direct and complete the projects. The Company's Project Engineers are all former divers with an average of 16 years of professional diving experience.

     The Project Engineer and Estimator initially prepare a plan to complete a project based on the client's bid request and, from time-to-time, offer alternative methods of completing the work. These estimates are reviewed by the Project Engineer with the customer. Once the project is awarded to Cal Dive, the Project Engineer is responsible for the assigned project from planning to completion. Cal Dive designates a core group of employees, consisting of a Project Manager and diving and support personnel, to a specific vessel thereby enhancing the Company's offshore efficiency. All of the Company's Project Managers are former divers.

     The Project Manager and core group that is assigned to a project assemble the crews and equipment. Each vessel's core group has a marine crew and a diving crew to effectively coordinate duties and responsibilities on projects. Cal Dive has implemented management information systems, financial control and other systems to assist with project contracting, budgeting, billing, cash management and general control of project information and risks.

NATURAL GAS AND OIL OPERATIONS

     ERT was formed in 1992 in response to a market opportunity to provide a more efficient solution to offshore abandonment liability and Cal Dive's desire to expand its offseason salvage and decommissioning activity. The Company's personnel have substantial experience with the property managers at major and independent oil producing companies. Cal Dive generates numerous opportunities to acquire mature properties through its established contacts in the industry together with market awareness of the Company's comprehensive abandonment management capability. The Company's property analysis utilizes both the expertise of its executives and Cal Dive's years of experience in performing turnkey contracts for decommissioning work. From January 1993 to December 31, 1995, Cal Dive's estimated proved reserves of natural gas and oil had grown to 21 Bcfe and the present value of estimated future net cash flows before income taxes had grown to $16.2 million. Production is generally sold at prevailing spot market prices in the Gulf of Mexico.

     The Company's natural gas and oil business has also been successful because of regulatory requirements imposed by the MMS which supervises abandonment of offshore natural gas and oil fields in federal waters. Property owners are required to bond and/or fund the MMS' estimate of the abandonment liability. The Company believes its financial ability to meet the MMS' requirements and the availability of required equipment provides it with a competitive advantage over smaller competitors.

     To maximize the economic value of its properties, Cal Dive uses its operating expertise to reduce operating costs, maximize production from the properties and minimize the costs of decommissioning and abandonment. The Company has acquired interests in 11 mature producing properties in the last three years, ten of which are currently in production and one of which has been plugged and abandoned. Based on the Miller & Lents report, the remaining average useful life of the current properties is approximately 8.2 years based on 1995 production.

     The table below sets forth information as of December 31, 1995, with respect to the Company's estimated net proved reserves and the present value of estimated future net cash flows at such date, as estimated by Miller & Lents. Also see "Risk Factors -- Uncertainty of Estimates of Natural Gas and Oil Reserves."

                                       33



                                           TOTAL
                                           PROVED
                                        DEVELOPED(1)
                                        ------------
                                        (DOLLARS IN
                                         THOUSANDS)
Estimated Proved Reserves:
     Natural Gas (Mmcf)(2)...........       20,398
     Oil and Condensate (MBbls)(2)...          122
Future net cash flows before income
  taxes..............................     $ 17,364
Present value of future net cash
  flows before income taxes..........     $ 16,185
Standardized measure of discounted
  future net cash flows(3)...........     $ 11,458

- ------------

(1) All of the Company's proved reserves are developed.

(2) The Company's natural gas and oil property acquisition in 1996 added 2,940 Mmcf of natural gas and 5.4 MBbls of oil and condensate to these figures.

(3) The standardized measure of discounted future net cash flows attributable to the Company's reserves was prepared using constant prices as of the calculation date, discounted at 10% per annum.

     As of December 31, 1995, the Company owned an interest in 41 gross (34.6 net to the Company) natural gas and oil wells located in federal offshore waters in the Gulf of Mexico. The Company is responsible for the payment of abandonment costs on the natural gas and oil properties pro rata to its working interest. The Company accrues its estimated share of the future abandonment liabilities on the date the applicable property was purchased. As of June 30, 1996, the recorded abandonment liability was approximately $4.9 million. Estimates of abandonment costs and their timing may change due to many factors including production results, inflation rates, and changes in environmental laws and regulations.

CUSTOMERS

     The Company's customers are primarily major and independent oil and gas exploration, transportation and marine construction companies operating in the Gulf of Mexico. The level of construction services required by any particular customer depends on the size of that customer's capital expenditure budget devoted to construction plans in a particular year. Consequently, customers that account for a significant portion of contract revenues in one fiscal year may represent an immaterial portion of contract revenues in subsequent fiscal years. The Company estimates that in 1995, it provided subsea services to approximately 100 customers. For the year ended December 31, 1995, and the six months ended June 30, 1996, approximately 21% and 23%, respectively, of the Company's total revenues were attributable to JRM. The Company's projects are typically of short duration, averaging from two to seven days. Projects requiring diving services are generally bid several months prior to the planned commencement of the projects. Accordingly, backlog is not a meaningful indicator of future activities.

MARKETING

     Contracts for work in the Gulf of Mexico are typically awarded on a competitive bid basis with customers usually requesting bids on projects several months prior to commencement. The Company maintains a focused marketing effort through a 12-person direct sales force operating from Houston, Texas together with sales offices in Lafayette and New Orleans, Louisiana. Most contracts are awarded on a turnkey basis, but the Company also performs work on a cost-plus or dayrate basis, or on a combination of such bases.

     The Company sells substantially all of its natural gas under short-term contracts (maximum of one year in duration) at pricing based on spot market indexes. Cal Dive has not engaged in hedging transactions.

                                       34

COMPETITION

     The subsea services industry is highly competitive. Competition for subsea work in the Gulf of Mexico has historically been based on the location and type of equipment available, ability to deploy such equipment, the quality of service and price. In recent years, price has been an increasingly important factor in obtaining contracts; however, the ability to acquire specialized vessels, to attract and retain skilled personnel and to demonstrate a good safety record have also been important competitive factors. The Company's competitors for shallow water projects include American Oilfield Divers, Inc. as well as a number of smaller companies, some of which operate a single vessel, who often compete solely on the basis of price. For Deepwater projects, Cal Dive's principal competitors include Oceaneering International, Inc., Global Industries, Ltd. and SubSea International, a subsidiary of Dresser Industries, Inc. The Company generally has fewer competitors in Deepwater as those projects require more sophisticated vessels and technology. The Company believes that its ability to provide a full range of services and its advanced technological applications for complex Deepwater assignments which generally result in less price competition and higher margins, will enable it to continue to compete effectively, particularly in water depths greater than 300 feet.

     The Company also encounters significant competition for the acquisition of producing natural gas and oil properties. Many of the Company's competitors are well-established companies with substantially larger operating staffs and greater capital resources than the Company and which, in many instances, have been engaged in the energy business for a much longer time than the Company. The Company's ability to acquire additional properties will depend upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

TRAINING AND QUALITY ASSURANCE

     The Company maintains a stringent safety and quality assurance program. In 1994, the Company devised and instituted a comprehensive enhancement to its safety program which emphasizes team building to promote offshore efficiency and safety. Assembling core groups of personnel specifically assigned to each vessel has also reduced recorded incidents. The Company has also expanded its safety staff to five persons. As a result of the Company's safety programs, reportable incidents have declined substantially.

FACILITIES

     Cal Dive is headquartered at 13430 Northwest Freeway in Houston, Texas. The Company's subsea and marine services operations are based in Morgan City, Louisiana.


                                     FUNCTION                  SIZE
                              ----------------------    ------------------
Houston, Texas                Corporate Headquarters    12,000 square feet
                              Project Engineering
                              Account Management
                              Sales Office
Morgan City, Louisiana        Operations/Docking        3.5 acres
                              Warehouse Offices         10,000 square feet
                                                        4,500 square feet

     The Company also has sales offices in Lafayette and New Orleans, Louisiana. All of Cal Dive's facilties are leased.

GOVERNMENT REGULATION

     Many aspects of the offshore marine construction industry are subject to extensive governmental regulation. The Company is subject to the jurisdiction of the USCG, the Environmental Protection Agency, MMS and the U.S. Customs Service, as well as private industry organizations

                                       35

such as the ABS. The Company also supports and voluntarily complies with The Association of American Diving Contractor Standards. The USCG sets safety standards and is authorized to investigate vessel accidents and recommend improved safety standards, and the U.S. Customs Service is authorized to inspect vessels at will. As the Company expands its operations to foreign waters, it will also be subject to regulation by other governments.

     The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations. The kinds of permits, licenses and certificates required in the operations of the Company depend upon a number of factors. The Company believes that it has obtained or can obtain all permits, licenses and certificates necessary to the conduct of its business.

     In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, the Company's business is affected by laws and regulations, as well as changing taxes and policies relating to the oil and gas industry generally. In particular, the development and operation of natural gas and oil properties located on the OCS of the United States is regulated primarily by the MMS.

     Because the Company engages in activities that constitute coastwise trade within the meaning of federal maritime regulations, it is subject to regulation by the Maritime Administration, USCG and U.S. Customs Services. Under these regulations, only vessels owned by United States citizens that are built in, and registered under, the laws of the United States may engage in coastwise trade. Certain provisions of the Company's Articles of Incorporation are intended to aid in compliance with the foregoing requirements regarding ownership by persons other than United States citizens. See "Description of Capital Stock -- Foreign Ownership."

     MMS requires lessees of OCS properties to post bonds in connection with the plugging and abandonment of wells located offshore and the removal of all production facilities. Operators in the OCS waters of the Gulf of Mexico are currently required to post an area wide bond of $3 million or $500,000 per producing lease. The Company currently has obtained bonding on its offshore leases as required by the MMS. Under certain circumstances, the MMS has the authority to suspend or terminate operations on federal leases for failure to comply with applicable bonding requirements or other regulations applicable to plugging and abandonment. Any such suspensions or terminations of the Company's operations could have a material adverse effect on the Company's financial condition and results of operations.

     The Company acquires production rights to offshore mature oil and gas properties under federal oil and gas leases, which the MMS administers. These leases contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the Outer Continental Shelf Lands Act ("OCSLA") (which are subject to change by the MMS). The MMS has promulgated regulations requiring offshore production facilities located on the OCS to meet stringent engineering and construction specifications, and proposed additional safety-related regulations concerning the design and operating procedures for OCS production platforms and pipelines. These latter regulations were withdrawn pending further discussions among interested federal agencies. The MMS also has issued regulations restricting the flaring or venting of natural gas, and has recently proposed to amend such regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization.

     In 1995, the MMS issued a notice of proposed rulemaking in which it proposed to amend its regulations governing the calculation of royalties and the valuation of natural gas produced from federal leases. The principal feature in the amendments, as proposed, would establish an alternative market-index based method to calculate royalties on certain natural gas production sold to affiliates or pursuant to non-arm's length sales contracts. The MMS has proposed this rulemaking to facilitate royalty valuation in light of changes in the gas marketing environment. The MMS has recently announced its intention to re-examine these proposed rules and to allow interested parties to file additional comments. The MMS has also recently proposed a rule describing the types of

                                       36

transportation components that are deductible for purposes of calculating and reporting royalties, as well as various cost components associated with marketing functions that are not deductible. The Company cannot predict what action the MMS will take on these matters, nor can it predict at this stage of the rulemaking proceeding how the Company might be affected by amendments to the regulations.

     Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 (the "NGPA"), and the regulations promulgated thereunder by the Federal Energy Regulatory Commission (the
"FERC"). In the past, the federal government has regulated the prices at which gas and oil could be sold. While sales by producers of natural gas, and all sales of crude oil, condensate, and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA. In 1989, the Natural Gas Wellhead Decontrol Act was enacted. This act amended the NGPA to remove both price and non-price controls from natural gas sold in "first sales" as of January 1, 1993.

     In April 1992, the FERC issued Order Nos. 636, 636-A and 636-B (collectively, "Order No. 636"), which, among other things, require interstate pipelines to "restructure" to provide open-access transportation separate or "unbundled" from the pipelines' sales of gas. Order No. 636 further requires pipelines to provide open-access transportation on a basis that is equal for all gas supplies. Order No. 636 could subject the Company to more restrictive pipeline imbalance tolerances and greater penalties for violations of those tolerances. The Company does not believe, however, that it will be affected by Order No. 636 materially differently than other natural gas producers, gatherers and marketers with which it competes.

     Additional proposals and proceedings that might affect the oil and gas industry are pending before various federal and state regulatory agencies and the courts. The Company cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by the FERC will continue indefinitely. Notwithstanding the foregoing, the Company does not anticipate that compliance with existing federal, state and local laws, rules, and regulations will have a material effect upon the capital expenditures, earnings, or competitive position of the Company.

ENVIRONMENTAL REGULATIONS

     The Company's operations are subject to a variety of federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Numerous governmental departments issue rules and regulations to implement and enforce such laws which are often difficult and costly to comply with and which carry substantial penalties for failure to comply. For example, state and federal agencies have issued rules and regulations pursuant to environmental laws that regulate environmental and safety matters, including restrictions on the types, quantities, and concentration of various substances that can be released into the environment in connection with production and abandonment activities and remedial measures to prevent pollution from current and former operations. Federal environmental laws include, without limitation, the Clean Water Act, the Resource Conservation and Recovery Act ("RCRA"), the Comprehensive
Environmental Response, Compensation and Liability Act ("CERCLA"), OCSLA and the Oil Pollution Act of 1990 ("OPA"). See "Risk Factors -- Government Regulation."

     The Clean Water Act imposes strict controls on the discharge of pollutants into the navigable waters of the U.S., and imposes potential liability for the costs of remediating releases of petroleum and other substances. The Clean Water Act provides for civil, criminal and administrative penalties for any unauthorized discharged of oil and other hazardous substances in reportable quantities

                                       37

and imposes substantial potential liability for the costs of removal, remediation and damages. Many states have laws which are analogous to the Clean Water Act and also require remediation of accidental releases of petroleum in reportable quantities in state waters. The Company's vessels routinely transport diesel fuel to offshore rigs and platforms, and also carry diesel fuel for their own use. The Company's supply boats transport bulk chemical materials used in drilling activities, and also transport liquid mud which contains oil and oil by-products. In addition, offshore facilities and vessels operated by the Company have facility and vessel response plans to deal with potential spills of oil or its derivatives.

     RCRA regulates the generation, transportation, storage and disposal of hazardous and non-hazardous wastes, and requires states to develop programs to ensure the safe disposal of wastes. The Company generates non-hazardous wastes and small quantities of hazardous wastes in connection with routine operations, and while certain of its onshore waste handling practices may require upgrading, management believes that the wastes it generates are generally handled in substantial compliance with RCRA and analogous state statutes.

     CERCLA contains provisions dealing with remediation of releases of hazardous substances into the environment and imposes liability without regard to fault or the original conduct, on certain classes of persons including owners and operators of contaminated sites where the release occurred and those companies who transport, dispose of or who arrange for disposal of hazardous substances released at the sites. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies, and it is not uncommon for third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances. Although the Company handles hazardous substances in the ordinary course of business, the Company is not aware of any hazardous substance contamination for which it may be liable.

     OCSLA provides the federal government with broad discretion in regulating the release of offshore resources of natural gas and oil production as well as regulating safety and environmental protection applicable to lessees and permittees operating in the OCS. Specific design and operational standards may apply to OCS vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations issued pursuant to OCSLA can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and cancellation of leases. Because the Company's operations rely on offshore oil and gas exploration and production, if the government were to exercise its authority under OCSLA to restrict the availability of offshore oil and gas leases, such an action could have a material adverse effect on the Company's financial condition and the results of operations. As of this date, the Company is not the subject of any civil or criminal enforcement actions under OCSLA.

     OPA imposes a variety of requirements on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. OPA assigns liability to each responsible party for oil spill removal costs and a variety of public and private damages from oil spills. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill is caused by gross negligence or willful misconduct, if the spill resulted from violation of a federal safety, construction, or operating regulation, or if a party fails to report a spill or to cooperate fully in the cleanup. Few defenses exist to the liability imposed under OPA for oil spills. The failure to comply with these requirements or inadequate cooperation in a spill event may subject a responsible party to civil or criminal enforcement actions. Management of the Company is currently unaware of any oil spills for which the Company has been designated as a responsible party under OPA and that will have a material adverse impact on the Company or its operations. OPA also

                                       38

imposes ongoing requirements on facility operators, such as the preparation of an oil spill contingency plan. The Company is in the process of updating such plans.

     OPA also requires owners and operators of offshore facilities to establish $150 million in financial responsibility to cover environmental cleanup and restoration costs likely to be incurred in connection with an oil spill. In August 1993, the MMS published an advance notice of its intention to propose a rule that would provide a mechanism for enforcing the financial responsibility requirement. Adverse reaction of the oil and gas industry to the advance notice prompted the U. S House of Representatives to pass a bill in May 1995 that would reduce the level of financial responsibility required under OPA to $35 million (the amount prescribed under OCSLA and currently maintained by the Company). The House bill allows the financial responsibility limit to be increased to $150 million if a formal risk assessment indicates the increase is warranted. In November 1995, the U.S. Senate adopted similar but slightly different legislation that must be reconciled with the House bill before either bill can be submitted to President Clinton for approval. Like the House bill, the Senate bill would reduce the level of financial responsibility required under OPA to $35 million but would also allow the financial responsibility limit to be increased to $150 million if the higher level was justified. The Senate and House have completed selection of conferees to reconcile differences between the two bills. The Company cannot predict the final form of any financial responsibility rule that may be imposed under OPA, but any rule that requires the Company to establish $150 million in financial responsibility for oil spills has the potential to result in increased annual operating costs. The Clinton Administration has indicated moderate support for changes to the OPA financial responsibility requirements. Whether these legislative efforts will reduce the OPA financial responsibility requirements applicable to the Company cannot be determined at this time. In any event, the impact of any rule is not expected to be any more burdensome to the Company than it will be to other similarly situated companies involved in oil and gas exploration and production.

     OPA also requires owners and operators of vessels over 300 gross tons to provide the U.S. Coast Guard with evidence of financial responsibility to cover the cost of cleaning up oil spills from such vessels. The Company currently owns and operates five vessels over 300 gross tons. Satisfactory evidence of financial responsibility has been provided to the U.S. Coast Guard for all of the Company's vessels.

     While certain of its onshore waste handling practices may require upgrading, management believes the Company is in compliance in all material respects with all applicable environmental laws and regulations to which it is subject.

INSURANCE AND LITIGATION

     The Company's operations are subject to the inherent risks of offshore marine activity including accidents resulting in the loss of life or property, environmental mishaps, mechanical failures and collisions. The Company insures against these risks at levels consistent with industry standards. The Company believes its insurance is adequate to protect it against, among other things, the cost of replacing the total or constructive total loss of its vessels. The Company also carries workers' compensation, maritime employer's liability, general liability and other insurance customary in its business. All insurance is carried at levels of coverage and deductibles that the Company considers financially prudent.

     The Company's services are provided in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in the Company being named a defendant in lawsuits asserting large claims. To date, the Company has been involved in no such catastrophic lawsuit. Although there can be no assurance that the amount of insurance carried by Cal Dive is sufficient to protect it fully in all events, management believes that its insurance protection is adequate for the Company's business

                                       39

operations. A successful liability claim for which the Company is underinsured or uninsured could have a material adverse effect on the Company.

     The Company is involved in various routine legal proceedings primarily involving claims for personal injury under the General Maritime Laws of the United States and the Jones Act as a result of alleged negligence. The Company believes that the outcome of all such proceedings, even if determined adversely, would not have a material adverse effect on its business or financial condition.

EMPLOYEES

     Cal Dive relies on the quality and skill of its workforce and has successfully hired, trained, and retained highly skilled managers and divers. As of June 30, 1996, the Company had 325 employees, 80 of which were salaried, including 268 operating personnel and 57 management, sales and administrative personnel. None of the Company's employees belong to a union or are employed pursuant to any collective bargaining agreement or any similar arrangement. Management believes that the Company's relationship with its employees is excellent. Of the Company's employees, 19 persons own shares of the Company's Common Stock and 28 other employees hold options to acquire Common Stock under the Company's 1995 Long Term Incentive Plan.

                                       40


                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth certain information as of the date of this Prospectus with respect to the executive officers, directors and key employees of the Company:


                NAME                   AGE       POSITION WITH THE COMPANY
- ------------------------------------   --- -------------------------------------
Gerald G. Reuhl.....................   45  Chairman of the Board and Chief
                                           Executive Officer
Owen E. Kratz.......................   42  President, Chief Operating Officer
                                           and Director
S. James Nelson.....................   54  Executive Vice President, Chief
                                           Financial Officer and Director
E. Donald Terry.....................   56  Vice Chairman and nominee Director
Andrew C. Becher....................   50  Senior Vice President and General
                                           Counsel
Louis L. Tapscott...................   58  Senior Vice President -- Business
                                           Development
Jon M. Buck.........................   39  Vice President -- Sales
Randall W. Drewry...................   50  Vice President -- Bids and Proposals
Michael P. Middleton................   40  Vice President -- Operations
Terrell W. (Jack) Reedy.............   55  Vice President -- Safety
Lyle K. Kuntz.......................   45  President, ERT
Gordon F. Ahalt.....................   68  Director
William E. Macaulay.................   51  Director
David H. Kennedy....................   47  Director
Gerald M. Hage......................   49  Director

     GERALD G. REUHL has served as the Company's Chief Executive Officer since 1988 and as Chairman of the Board since management bought the Company in 1990. From 1986 to 1988, Mr. Reuhl managed the Company's Domestic Diving Division, and from 1980 to 1986, he held a variety of management positions within both the domestic and international divisions of the Company. Mr. Reuhl joined the Company as a diver in 1975.

     OWEN E. KRATZ has served as the President of the Company since 1993 and as Chief Operating Officer and director since 1990. He joined the Company in 1984 and has held various offshore positions, including SAT diving supervisor, and management responsibility for client relations, marketing and estimating. From 1982 to 1983, Mr. Kratz was the owner of an independent marine construction company operating in the Bay of Campeche. Prior to 1982, he was a supervisor for various international diving companies.

     S. JAMES NELSON, JR., has served as Executive Vice President, Chief Financial Officer and a director of the Company since 1990. From 1985 to 1988, Mr. Nelson was the Senior Vice President and Chief Financial Officer of Diversified Energies, Inc., the former parent of Cal Dive, at which time he had corporate responsibility for the Company. From 1980 to 1985, Mr. Nelson served as Chief Financial Officer of Apache Corporation, an oil and gas exploration and production company. From 1966 to 1980, Mr. Nelson was employed with Arthur Andersen & Co., and from 1976 to 1980, he was a partner serving on the firm's worldwide oil and gas industry team. Mr. Nelson received his undergraduate degree from Holy Cross College (B.S.) in 1964 and a masters in business administration (M.B.A.) from Harvard University in 1966.

     E. DONALD TERRY will serve as Vice Chairman and a director of the Company upon closing of the JRM Acquisition. From 1990 to 1995, Mr. Terry served as Vice President -- Diving Division of Offshore Pipelines, Inc., when it was acquired by JRM. Since September 1988, he served as President and Chief Executive Officer of Offshore Petroleum Divers. He founded International Oilfield Divers, Inc. in 1975 and served as its President and General Manager until 1979 when it

                                       41

was merged with Cal Dive. From 1979 until 1988, he served in various management capacities for Cal Dive and was the Company's President and Chief Operating Officer from 1983 until 1988.

     ANDREW C. BECHER has served as Senior Vice President and General Counsel of the
Company since January 1996. Mr. Becher served as outside general counsel for the Company from 1990 to 1996, while a partner with Robins, Kaplan, Miller & Ciresi. From 1987 to 1990, Mr. Becher served as Senior Vice President of Dain Bosworth, Inc., a Minneapolis-based investment banking firm. From 1976 to 1987, he was a partner specializing in mergers and acquisitions with the law firm of Briggs and Morgan. Mr. Becher received his undergraduate degree from Purdue University (B.S.) in 1968 and his law degree from the University of Illinois in 1971.

     Louis L. Tapscott joined the Company as Senior Vice President of Business Development in August 1996. From 1992 to 1996, he was a Senior Vice President for Sonsub International, Inc., a company which operates a deepwater fleet of ROVs. From 1984 to 1988, he was a director and Chief Operating Officer of Oceaneering International, Inc. Mr. Tapscott has over thirty years of executive management and operational experience working with subsea contractors and subsea technology organizations in the United States and internationally.

     JON M. BUCK has served as the Company's Vice President of Sales since August 1996 and as Sales Coordinator since 1994. From 1987 to 1994, Mr. Buck served as one of the Company's Account Managers. Prior to 1987, he held various positions in the hyperbaric welding and sales groups of SubSea International.

     RANDALL W. DREWRY has served as the Company's Vice President of Bids and Proposals since 1992. He has held a number of management positions since joining the Company in 1980 and was responsible for custom designing the CAL DIVER I in 1984. Mr. Drewry has 24 years of experience in the industry as a diver, project manager, marine manager and sales coordinator and is a specialist in pipeline construction and saturation project specifications.

     MICHAEL P. MIDDLETON has served as the Company's Vice President of Operations since 1991. Since joining the Company in 1981, Mr. Middleton has held a number of offshore and management positions, including dive tender, diver, diving superintendent, diving personnel manager, marine operations manager and general manager.

     TERRELL W. (JACK) REEDY has been the Company's Chief Safety Officer since 1991, becoming Vice President of Safety and Training in 1994. Prior to joining the Company in 1990, Mr. Reedy worked for McDermott International as a diving supervisor and in offshore operations and the safety area. Prior thereto, he served in the United States Navy as a SAT diver, a diving medical technician and a member of the Experimental Diving Unit.

     LYLE K. KUNTZ has served as President of the Company's subsidiary, Energy Resource Technology, Inc., since its inception in 1992. Prior to forming ERT, Mr. Kuntz spent 17 years with ARCO Oil and Gas Co. in a broad range of senior engineering and management positions.

     GORDON F. AHALT has served on the Company's Board of Directors since July 1990 and has extensive experience in the oil and gas industry. Since 1982, Mr. Ahalt has been the President of GFA, Inc., a petroleum industry management and financial consulting firm. From 1979 to 1982, he served as Senior Vice President and Chief Financial Officer of Ashland Oil Company. From 1977 to 1979, Mr. Ahalt was the President and Chief Executive Officer of International Energy Bank Ltd., a London-based consortium bank.

     WILLIAM E. MACAULAY has served on the Company's Board of Directors since January 1995. Since 1983, Mr. Macaulay has served as President and Chief Executive Officer of First Reserve Corporation, an investment management firm. Prior thereto, Mr. Macaulay held a number of senior management positions with Oppenheimer & Co.

     DAVID H. KENNEDY has served on the Company's Board of Directors since January 1995 and has more than 20 years experience in the oil and gas industry. Since 1981, Mr. Kennedy has

                                       42

served as Managing Director of First Reserve Corporation. From 1971 to 1981, he was with Price Waterhouse & Co. in various capacities.

     GERALD M. HAGE has served on the Company's Board of Directors since January 1995. Since 1995, Mr. Hage has served as President and Chief Executive Officer of Phoenix Energy Services, and from 1993 to 1994, he was President and Chief Executive Officer of Total Energy Services which was later merged into Enterra Corporation. From 1991 to 1993, Mr. Hage served as President and Chief Executive Officer of First Reserve Energy Services. From 1981 to 1991, he held a number of senior management positions with Baker Hughes, Inc. including President and Chief Executive Officer of Baker Oil Tools and President, Chief Executive Officer, Vice President of Manufacturing and Vice President of Operations for Baker Tubular Services.

     The Company's Bylaws provide for the Board of Directors to be divided into three classes of directors with each class to be as nearly equal in number of directors as possible, serving staggered three-year terms. The terms of the Class I directors, S. James Nelson, Gerald M. Hage and Gordon F. Ahalt, will expire in 1997. The terms of the Class II directors, Owen E. Kratz, E. Donald Terry, and David H. Kennedy, will expire in 1998. The terms of the Class III directors, Gerald G. Reuhl and William E. Macaulay, will expire in 1999. Each director serves until the end of his term or until his successor is elected and qualified. See "Description of Capital Stock -- Certain Anti-Takeover Provisions." Executive officers of the Company are elected by, and serve at the discretion of, the Board of Directors.

COMMITTEES

     The Board of Directors has established a Compensation Committee. The Compensation Committee recommends to the Board of Directors compensation for the Company's key employees, administers the Company's stock incentive plans and performs such other functions as may be prescribed by the Board of Directors. The members of the Compensation Committee are Messrs. Kennedy, Hage and Ahalt. Prior to the Offering, the responsibility of review and evaluation of significant matters pertaining to the Company's annual audit and meeting with the Company's independent public accountants to discuss internal control procedures and financial management practices was handled by the Board of Directors. Prior to completion of the Offering, the Board of Directors intends to form an Audit Committee, a majority of which shall consist of independent directors.

COMPENSATION OF DIRECTORS

     The Company intends to pay to all non-employee directors an annual retainer of $20,000. All directors are reimbursed for reasonable out-of-pocket expenses incurred to attend Board and committee meetings.

                                       43

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth the cash compensation paid or accrued for services rendered in all capacities to the Company in 1995, to the Chief Executive Officer and each of the other four most highly compensated executive officers of the Company (the "Named Executives").

                           SUMMARY COMPENSATION TABLE

                                                1995 ANNUAL COMPENSATION
                                       ------------------------------------------       LONG-TERM
                                                                   OTHER ANNUAL        COMPENSATION
     NAME AND PRINCIPAL POSITION         SALARY        BONUS      COMPENSATION(1)         AWARDS
- -------------------------------------  -----------  -----------   ---------------    ----------------
Lyle K. Kuntz........................  $   102,300  $   125,000       $ 9,240             --
  President, ERT
Owen E. Kratz........................  $   150,000  $    74,200       $ 9,240             --
  President and Chief Operating
  Officer, Cal Dive
Gerald G. Reuhl......................  $   136,800  $    66,000       $ 9,240             --
  Chairman and Chief Executive
  Officer, Cal Dive
S. James Nelson......................  $   121,100  $    57,800       $ 8,942             --
  Executive Vice President and Chief
  Financial Officer, Cal Dive
Randall W. Drewry....................  $   100,000  $    17,700       $ 9,240            $ 75,100(2)
  Vice President -- Bids and
  Proposals, Cal Dive

- ------------

(1) Represents the Company's matching contribution to the Company's 401(k) Plan.

(2) Compensation received in connection with the exercise of stock options.

     No stock options were granted to the Named Executives during 1995 and none of these individuals exercised a stock option during 1995. None of the Named Executives holds a stock option from the Company.

     Each of the Company's three principal executive officers, Gerald G. Reuhl, Owen E. Kratz and S. James Nelson has entered into a Confidentiality and Noncompete Agreement with the Company. These agreements provide, among other things, that until the later of January 12, 2000 or the first or second anniversary date of termination of the executive's employment with the Company depending on the event of termination, the executive shall not, directly or indirectly either for himself or any other individual or entity, participate in any business which engages or which proposes to engage in the business of providing diving services in the Gulf of Mexico or any other business actively engaged in by the Company on the date of termination of employment, so long as the Company continues to make payments to such executive, including one-half of his base salary and insurance benefits received by senior executives of the Company. In connection with the JRM Acquisition, the Company will enter into a Confidentiality and Non-Compete Agreement with E. Donald Terry substantially similar to the above agreements.

COMPENSATION PURSUANT TO PLANS

  BONUS PLAN

     Cal Dive has established three types of bonus compensation plans, each of which is based on the Company's performance. The first bonus plan applies to certain of the Named Executives and is based upon the level of financial performance and specific objectives beyond established budgets. This plan provides such persons with the ability to earn up to 100% of their base compensation as a bonus. The second bonus plan applies to subsea operating personnel and is also based on performance. This plan affords covered project management and sales personnel

                                       44

the ability to participate in a bonus pool equal to between 5 and 15% of division gross profits and for operating and administrative personnel to earn up to 50% of their base salaries. The third plan is applicable to the three principal employees of ERT and provides for a bonus of between 1 to 10% of net income before taxes of ERT.

  PROFIT SHARING AND RETIREMENT PLAN

     The Company's Retirement Plan (the "Retirement Plan") is a 401(k) savings plan. The Retirement Plan permits each employee to become a participant in the savings plan feature on January 1, April 1, July 1, or October 1 following the employee's completion of 90 consecutive days of employment.

     Under the Retirement Plan, each active participant may elect, subject to certain limitations required by law, to defer payment of from 1% to 15% of his or her compensation. Upon such an election, the Company contributes such deferred amounts to the Retirement Plan on behalf of such participant. Such contributions to the 401(k) savings plan are invested according to the instructions of the participant in investment funds designated by the plan administrator. Subject to reduction or elimination based on its financial performance and needs as described in the Plan, the Company's contributions are determined annually as 50% of each employee's contribution (up to a maximum of 5% of the employee's annual salary).

     Employee contributions to the 401(k) savings plan and earnings thereon are 100% vested at all times. Contributions by the Company to the profit sharing feature, and earnings thereon, vest based on the participant's years of service with the Company, vesting 20% after two years of service, increasing to 50% with three years of service, and becoming 100% vested following four years of service. All contributions vest, regardless of years of service, upon termination of employment by reason of death or disability, attainment of age 65 or the termination or discontinuance of the Retirement Plan. After termination of employment, an employee is entitled to receive a lump-sum distribution of his or her entire vested interest in the Retirement Plan.

  STOCK OPTION PLAN

     The Company's 1995 Long Term Incentive Plan (the "Stock Option Plan") is administered by the Board and provides for grants of incentive and nonqualified options as defined by the Internal Revenue Code of 1986, as amended, to employees as determined by the Board. The Stock Option Plan provides that options for a maximum of 410,340 shares of Common Stock may be granted. No options may be granted under the Stock Option Plan after October 2005. Options granted to employees under the Stock Option Plan have a maximum term of five years and, subject to certain exceptions, are not transferable. Vesting occurs at 20% per year over five years.

     The number and exercise price of options granted to employees will be determined by the Compensation Committee; provided, however, that (i) the exercise price of an incentive option may not be less than the fair market value of the shares subject to the option on the date of the grant, and (ii) the exercise price of a non-qualified option may not be less than 85% of the fair market value of the shares subject to the option on the date of the grant. The Stock Option Plan provides that, upon a change of control, the options immediately vest and become exercisable.

     To date, options to purchase approximately 342,292 shares of Common Stock at an exercise price equal to $6.58 have been granted to 27 employees. Messrs. Reuhl, Kratz, Nelson and Kuntz are not eligible to receive options under the Stock Option Plan.

CERTAIN TRANSACTIONS

     During the period from 1991 to 1994, the Company loaned $150,000 to each of
S. James Nelson and Owen E. Kratz. These loans bore an interest rate of 1.5% above the prime rate per annum and were repaid in full in July 1995.

                                       45

     In January 1995, the Company entered into an agreement with the Selling Shareholders pursuant to which it sold to the Selling Shareholders an aggregate of 3,795,393 shares of Common Stock at a purchase price of $6.58 per share. In connection with the purchases of such shares of Common Stock, each of the Selling Shareholders entered into a registration rights agreement with the Company and Gerald G. Reuhl, Owen E. Kratz, S. James Nelson and the other shareholders of the Company providing for demand and "piggyback" registration rights with respect to such shares. In addition, the current shareholders entered into a shareholder agreement that, among other things, provides that First Reserve Fund V, First Reserve Fund V-2 and First Reserve Fund VI will each have the right to nominate one person to serve on the Company's Board of Directors and Messrs. Reuhl, Kratz and Nelson are required to vote in favor of the election of such nominees to the Board of Directors. In January 1995, William Macaulay, David H. Kennedy and Gerald M. Hage were elected to the Board of Directors pursuant to this arrangement. This shareholders agreement terminated in connection with this Offering. The Selling Shareholders, JRM and Messrs. Reuhl, Kratz and Nelson intend to enter into a shareholders agreement which provides that the parties will vote in favor of the election of Messrs. Reuhl, Kratz and Nelson as well as one designee from JRM and one designee from the Selling Shareholders to serve on the Company's Board of Directors.

     The Company entered into agreements with JRM pursuant to which the Company purchased all of the diving assets of JRM and entered into the Diving Services Agreement, which will become effective upon consummation of the JRM Acquisition. See "Business -- JRM Acquisition."

     The Company expects to execute a five year agreement with E. Donald Terry relating to his full-time services to the Company to accomplish an effective transition of the JRM assets into the Company's business. This agreement will provide for Mr. Terry to (i) receive an option to purchase 136,800 shares of Common Stock at an exercise price of $6.58 per share, of which 40% will vest immediately and the remainder of the options will vest 20% per year over the third through fifth years of the agreement, (ii) be approved a member of the Company's Board of Directors, (iii) receive an annual consulting fee of $160,000 and (iv) receive a four-year non-compete of $160,000 per year plus benefits beginning after expiration of the agreement.

                                       46

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information as of June 30, 1996, with respect to the beneficial ownership of Common Stock by (i) each shareholder of the Company who owns more than 5% of the outstanding stock, (ii) each director of the Company, (iii) each of the Named Executives, (iv) all directors and executive officers as a group and (v) each Selling Shareholder.

                                        SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                               OWNED                                OWNED
                                         PRIOR TO OFFERING       SHARES      AFTER OFFERING(1)(2)
                                        --------------------      BEING      --------------------
                NAME                     NUMBER      PERCENT     OFFERED      NUMBER      PERCENT
- -------------------------------------   ---------    -------    ---------    ---------    -------
Gerald G. Reuhl(3)(4)................   1,445,520     19.0%        --        1,445,520      12.1
Owen A. Kratz(3)(4)..................   1,215,270      16.0        --        1,215,270      10.2
S. James Nelson(3)...................     591,121       7.8        --          591,121       5.0
Lyle K. Kuntz........................      --          *           --           --          *
Randall W. Drewry....................      72,664       1.0        --           72,664      *
Gordon F. Ahalt(5)...................      52,660      *           --           52,660      *
William E. Macaulay(6)...............   3,795,393      50.0       550,000    3,245,393      27.3
Gerald M. Hage(7)....................      15,046      *           --           15,046      *
E. Donald Terry(8)...................      --          --          --           54,720      *
J. Ray McDermott, S.A.(9)............      --          --          --        1,507,462      12.7
First Reserve Fund VI(10)............   1,821,786      24.0       264,000    1,557,786      13.1
First Reserve Fund V(10).............   1,290,437      17.0       187,001    1,103,436       9.3
First Reserve Fund V-2(10)...........     379,537       5.0        55,000      324,537       2.7
First Reserve Energy Asset
  Fund(10)...........................     303,631       4.0        43,999      259,632       2.2
All directors and executive officers
  as a group
  (15 persons)(11)...................   7,260,339      94.4       550,000    6,765,059      56.1

- ------------

   * Less than 1%.

 (1) Unless otherwise indicated, the persons listed in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

 (2) The number of shares of Common Stock deemed outstanding after this Offering includes an additional 2.8 million shares of Common Stock being offered for sale by the Company in this Offering.

 (3) The address of each executive officer is 13430 Northwest Freeway, Suite 350, Houston, Texas 77040.

 (4) Messrs. Reuhl and Kratz are parties to an option agreement pursuant to which Mr. Kratz can purchase up to 115,066 shares of Common Stock from Mr. Reuhl. If such option were exercised in full, Messrs. Reuhl and Kratz would own 1,330,454 and 1,330,336 shares of Common Stock, respectively, after the Offering.

 (5) Includes 15,046 shares issuable upon exercise of options held by Mr. Ahalt.

 (6) The 3,795,393 shares indicated as beneficially owned by Mr. Macaulay are owned directly by First Reserve Fund VI, First Reserve Fund V, First Reserve Fund V-2 and First Reserve Energy Asset Fund and are included because Mr. Macaulay is the President of First Reserve Corporation which serves as the General Partner of these funds. Mr. Macaulay disclaims beneficial ownership of the shares of Common Stock of the Company owned by these entities within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

 (7) Includes 15,046 shares issuable upon exercise of options held by Mr. Hage.

 (8) Includes 54,720 shares issuable upon exercise of options which will be granted to Mr. Terry pursuant to the JRM Acquisition.

 (9) The address of J. Ray McDermott, S.A. is 1450 Poydras Street, New Orleans, Louisiana 70112.

(10) The address of First Reserve Fund VI, First Reserve Fund V, First Reserve Fund V-2 and First Reserve Energy Asset Fund is c/o First Reserve Corporation, 475 Steamboat Road, Greenwich, Connecticut 06830.

(11) Includes 84,804 shares issuable upon exercise of options to directors and executive officers.

                                       47

                          DESCRIPTION OF CAPITAL STOCK

     Cal Dive's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") provide for authorized capital stock of 60,000,000 shares of Common Stock, no par value per share, of which 11,898,760 shares will be outstanding upon completion of this Offering, and 5,000,000 shares of Preferred Stock, $.01 par value per share ("Preferred Stock"), of which no shares will be outstanding upon completion of this Offering. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Articles of Incorporation and the Company's Amended and Restated Bylaws (the "Bylaws"), a copy of each of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     The Company is authorized by its Articles of Incorporation to issue 60,000,000 shares of Common Stock, no par value per share. All of the issued and outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, when issued in this Offering, will be validly issued, fully paid and nonassessable.

     The holders of Common Stock are entitled to one vote for each share on all matters voted on by shareholders, and except as otherwise required by law or as provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of shares of Common Stock exclusively possess all voting power.

     Subject to any preferential rights of any outstanding series of Preferred Stock created by the Board of Directors from time to time, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of the Company available for distribution to such holders. The Common Stock is not convertible or redeemable and there are no sinking fund provisions therefor. Holders of the Common Stock are not entitled to any preemptive rights.

PREFERRED STOCK

     The Board of Directors of the Company, without any action by the shareholders of the Company, is authorized to issue up to 5,000,000 shares of Preferred Stock, in one or more series and to determine the voting rights, preferences as to dividends and in liquidation and the conversion and other rights of each such series. There are no shares of Preferred Stock outstanding. See " -- Certain Anti-Takeover Provisions" with regard to the effect that the issuance of Preferred Stock might have on attempts to take over the Company.

REGISTRATION RIGHTS

     The Company has entered into a registration rights agreement with all of the current shareholders, including Gerald G. Reuhl, Owen E. Kratz, S. James Nelson and the Selling Shareholders, pursuant to which the holders are entitled to certain demand and "piggyback" rights with respect to the registration of such shares under the Securities Act. These registration rights agreements provide that if the Company proposes to register any of its securities under the Securities Act, the holder is entitled to include shares of Common Stock owned by such holder in such offering provided, among other conditions, that the underwriters of any offering have the right to limit the number of such shares included in such registration. Such registration rights agreements further provide for registration upon the request of holders of at least 10% of the shares of Common Stock subject to the agreement. The Selling Shareholders, which collectively hold 3,795,392 shares of Common Stock, are exercising their respective registration rights with respect to a portion of the shares held by them in connection with this Offering. The current shareholders, with the exception of the Selling Shareholders, have waived their right to include shares of Common Stock owned by each of them in this Offering. Concurrently with the JRM Acquisition, the Company and JRM will enter into a registration rights agreement substantially similar to the agreement described above.

                                       48

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Articles of Incorporation and Bylaws contain a number of provisions that could make the acquisition of the Company by means of a tender or exchange offer, a proxy contest or otherwise more difficult. The description of such provisions set forth below is intended to be only a summary and is qualified in its entirety by reference to the pertinent sections of the Articles of Incorporation and the Bylaws, forms of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

     CLASSIFIED BOARD OF DIRECTORS; REMOVAL OF DIRECTORS. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. At least two annual meetings of shareholders generally will be required to effect a change in a majority of the Board of Directors. Such a delay may help ensure that the Company's directors, if confronted by a shareholder attempting to force a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the shareholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the Board of Directors would be beneficial to the Company and its shareholders and whether a majority of the Company's shareholders believes that such a change would be desirable.

     The Articles of Incorporation provide that directors of the Company may only be removed for cause by the affirmative vote of the holders of 70% of the voting power of all of the then outstanding shares of stock entitled to vote generally in the election of directors (the "Voting Stock").

     The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender or exchange offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. These provisions could thus increase the likelihood that incumbent directors will retain their positions. In addition, the classification provisions may discourage accumulations of large blocks of the Common Stock that are effected for purposes of changing the composition of the Board of Directors. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

     PREFERRED STOCK. The Articles of Incorporation authorize the Board of Directors to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of such series, including (i) the designation of the series, (ii) the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the certificate of designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series, (iv) the dates at which dividends, if any, will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, (vii) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, (viii) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made, (ix) restrictions, if any, on the issuance of shares of the same series or of any other class or series, and (x) voting rights, if any, of the shareholders of such series, which may include the right of such shareholders to vote separately as a class on any matter.

     The Company believes that the ability of the Board of Directors to issue one or more series of Preferred Stock will provide the Company with flexibility in structuring possible future financing and

                                       49

acquisitions and in meeting other corporate needs which might arise. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded.

     Although the Board of Directors has no intention at the present time of doing so, it could issue a series of Preferred Stock that, depending on the terms of such series, might impede the completion of a merger, tender offer or other takeover attempt. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its shareholders. The Board of Directors, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquiror may be otherwise able to change the composition of the Board of Directors, including a tender or exchange offer or other transaction that some, or a majority, of the Company's shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then current market price of such stock.

     NO SHAREHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS. The Bylaws provide that, subject to the rights of any holders of Preferred Stock to elect additional directors under specified circumstances, shareholder action can be taken only at an annual or special meeting of shareholders and prohibit shareholder action by written consent in lieu of a meeting. The Bylaws provide that special meetings of shareholders can be called only upon a written request stating the purpose of such meeting delivered to the Chairman of the Board, the President or the Secretary, and signed by a majority of the Board of Directors or by resolution of the Board or the Executive Committee. Shareholders are not permitted to call a special meeting or to require that the Board call a special meeting. Moreover, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting pursuant to the notice of meeting given by the Company.

     The provisions of the Articles of Incorporation and the Bylaws prohibiting shareholder action by written consent may have the effect of delaying consideration of a shareholder proposal, including a shareholder proposal that a majority of shareholders believes to be in the best interest of the Company, until the next annual meeting unless a special meeting is called at the request of a majority of the Board of Directors or by resolution of the Board or the Executive Committee thereof. These provisions would also prevent the holders of a majority of the voting stock from unilaterally using the written consent procedure to take shareholder action. Moreover, a shareholder could not force shareholder consideration of a proposal over the opposition of the Board by calling a special meeting of shareholders prior to the time a majority of the Board believes such consideration to be appropriate.

     AMENDMENT OF CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS. Under the MBCA, the shareholders have the right to adopt, amend or repeal the Bylaws and, with the approval of the Board of Directors, the Articles of Incorporation. The Articles of Incorporation provide that the affirmative vote of the holders of at least 70% of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, and in addition to any other vote required by the Articles of Incorporation or Bylaws, is required to amend provisions of the Articles of Incorporation or Bylaws relating to: (i) the prohibition of shareholder action without a meeting; (ii) the prohibition of shareholders calling a special meeting; (iii) the number, election and term of the Company's directors; or (iv) the removal of directors. The vote of the holders of a majority of the voting power of the then outstanding shares of Voting Stock is required to amend all other provisions of the Articles of Incorporation. The Bylaws further provide that the Bylaws may be amended by the Board of Directors or by the affirmative vote of the holders of at least a majority of the voting power of the then outstanding shares of Voting Stock, voting together as a single class.

                                       50

These super-majority voting requirements will have the effect of making more difficult any amendment by shareholders of the Bylaws or of any of the provisions of the Articles of Incorporation described above, even if a majority of the Company's shareholders believes that such amendment would be in their best interests.

     ANTI-TAKEOVER LEGISLATION. As a public corporation, the Company will be governed by the provisions of Sections 302A.671 and 302A.673 of the MBCA. These anti-takeover provisions may eventually operate to deny shareholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Company's Common Stock. Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved by the shareholders in a prescribed manner. A "control share acquisition" is generally defined as an acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. Section 302A.673 prohibits a public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions. An "interested shareholder" is a person who is the beneficial owner of 10% or more of the corporation's Voting Stock. Reference is made to the detailed terms of Sections 302A.671 and 302A.673 of the MBCA.

FOREIGN OWNERSHIP

     The Company's Articles of Incorporation contain provisions that limit foreign ownership of the Company's capital stock to protect the Company's ability to register its vessels under federal law and operate its vessels in United States coastwise trade. In order to enjoy the benefits of United States registry and United States coastwise trade, the Company must maintain United States citizenship as defined in the Shipping Act, and the regulations thereunder. Under these regulations, to remain a United States citizen qualified to engage in coastwise trade, the Company's president or chief executive officer and chairman of the board of directors must be United States citizens, and a majority of a quorum of its board of directors must be United States citizens. Further, at least 75% of the ownership and voting power of the Company's capital stock must be held by United States citizens, as defined in the Shipping Act and the regulations thereunder.

     Under the provisions of the Company's Articles of Incorporation (i) any transfer, or attempted or purported transfer, of any shares of capital stock which would result in the ownership or control by one or more persons who is not a United States citizen for purposes of United States coastwise domestic shipping (as defined in the Shipping Act) of an aggregate percentage of the shares of the Company's capital stock or voting power in excess of a fixed percentage (the "Permitted Percentage"), which is equal to 1% less than the percentage that would prevent the Company from being a United States citizen for purposes of engaging in United States coastwise domestic shipping (currently 25%), will, until such ownership no longer exceeds the Permitted Percentage, be void and ineffective as against the Company, and (ii) if at any time ownership of capital stock or voting power (either of record or beneficial) by persons other than United States citizens exceeds the Permitted Percentage, the Company may withhold payment of dividends on and may suspend the voting rights of such shares deemed to be in excess of the Permitted Percentage.

     Certificates representing the Common Stock bear legends concerning the restrictions on ownership by persons other than United States citizens. In addition, the Board of Directors is authorized by the Bylaws (i) to require, as a condition precedent to the transfer of shares on the records of the Company, representations and other proof as to the identity of existing or prospective shareholders and (ii) to establish and maintain a dual stock certificate system under which different forms of certificates may be used to indicate whether or not the owner thereof is a United States citizen.

                                       51

LIMITATION ON DIRECTORS' LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation and Bylaws each contain a provision that eliminates, to the extent currently allowed under the MBCA, the personal monetary liability of a director to the Company and its shareholders for breach of his fiduciary duty of care as a director. If a director were to breach the duty of care in performing his duties as a director, neither the Company nor its shareholders could recover monetary damages from the director, and the only course of action available to the Company's shareholders would be equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of the fiduciary duty of care. To the extent certain claims against directors are limited to equitable remedies, this provision of the Articles of Incorporation may reduce the likelihood of derivative litigation and may discourage shareholders or management from initiating litigation against directors for breach of their duty of care. Additionally, equitable remedies may not be effective in many situations. If a shareholder's only remedy is to enjoin the completion of the Board of Directors's action, this remedy would be ineffective if the shareholder does not become aware of a transaction or event until after it has been completed. In such a situation, such shareholder would have not effective remedy against the directors.

     All of the foregoing indemnification provisions include statements that such provisions are not to be deemed exclusive of any other right to indemnity to which a director or officer may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is
                        .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have 11,898,760 shares of Common Stock outstanding. The 3,350,000 shares sold in this Offering (plus any additional shares sold upon exercise of the Underwriters' over-allotment option) will be freely tradeable in the public market without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 promulgated under the Securities Act. The remaining 8,548,760 outstanding shares of Common Stock (the "Restricted Shares"), are deemed to be "restricted securities" within the meaning of Rule 144 and may be publicly resold only if registered under the Securities Act or sold in accordance with an eligible exemption from registration, such as Rule 144. Of the Restricted Shares, approximately 543,737 shares will be eligible for resale in the public market immediately, 3,171,911 shares will be eligible for resale in March 1997 and 3,245,392 shares will be eligible for resale commencing in July 1997, subject in each case to certain volume and other restrictions under Rule 144.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate of the Company, who beneficially owns "restricted securities" acquired from the Company or an affiliate of the Company at least two years prior to the sale is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (118,988 shares based on the number of shares outstanding immediately after completion of this offering, assuming no exercise of the Underwriters' over-allotment option), and (ii) the average weekly reported trading volume of the Common Stock during the four calendar weeks immediately preceding the date on which notice of such sale is filed with the Commission, provided certain manner of sale and notice requirements and requirements as to the availability of current public information concerning the Company are satisfied (which requirements as to the availability of current public information are expected to be satisfied commencing 90 days after the date of this Prospectus). Under Rule 144(k), a person who has not been an affiliate of the Company for a period of three months preceding a sale of securities by him, and who beneficially owns such "restricted securities" acquired from the Company or an affiliate of the Company at least three years prior to such sale,

                                       52

would be entitled to sell shares without regard to volume limitations, manner of sale provisions, notification requirements or requirements as to the availability of current public information concerning the Company. Shares held by persons who are deemed to be affiliates of the Company, including any shares acquired by affiliates in this Offering, are subject to such volume limitations, manner of sale provisions, notification requirements and requirements as to availability of current public information concerning the Company, regardless of how long the shares have been owned or how they were acquired, and, in addition, the sale of any "restricted securities" beneficially owned by affiliates is subject to the two-year holding period requirement. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer.

     The Company, its executive officers and directors, the Selling Shareholders, certain other Shareholders of the Company and JRM have agreed that, for a period of 180 days after the date of this Prospectus, they will not, directly or indirectly, offer, sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock (or securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock, other than options under the Stock Option Plan and upon exercise of options granted under the Stock Option Plan) without prior written consent of the Representatives of the Underwriters.

     In connection with the purchase of Common Stock by First Reserve in January 1995, the Company entered into the Shareholders Agreement which includes certain demand and "piggyback" registration rights, on customary terms and conditions, to the Company's existing shareholders who currently hold an aggregate of 7,041,298 shares of Common Stock. Such registration rights are subject to certain notice requirements, timing restrictions and volume limitations. See "Management -- Certain Transactions" and "Description of Capital
Stock -- Registration Rights."

     The Company has granted options to purchase an aggregate of 342,292 shares of Common Stock under the Stock Option Plan. See "Management -- Compensation Pursuant to Plans." The Company intends to register under the Securities Act the shares issuable upon exercise of options granted under the Stock Option Plan and, upon such registration, such shares will be eligible for resale in the public market, except that any such shares issued to affiliates are subject to the volume limitations and other restrictions of Rule 144.

     Prior to this Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that the sale of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices and the ability of the Company to raise equity capital in the future. See "Underwriting."

                                       53

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters named below, and each of the Underwriters for whom Schroder Wertheim & Co. Incorporated, Raymond James & Associates, Inc. and Simmons & Company International are acting as Representatives (the "Representatives") has severally agreed to purchase from the Company an aggregate of 3,350,000 shares of Common Stock at the price to public less the underwriting discounts set forth on the cover page of this Prospectus, in the amounts set forth below opposite their respective names.


                                          NUMBER OF
                                          SHARES TO
            UNDERWRITERS                BE PURCHASED
- -------------------------------------   -------------
Schroder Wertheim & Co.
  Incorporated.......................
Raymond James & Associates, Inc......
Simmons & Company International......

                                        -------------
     Total...........................
                                        =============

     The Underwriting Agreement provides that the Underwriters' obligation to pay for and accept delivery of the shares of Common Stock offered hereby is subject to certain conditions precedent and that the Underwriters will be obligated to purchase all such shares, excluding shares covered by the over-allotment option, if any are purchased. The Underwriters have informed the Company that no sales of Common Stock will be confirmed to discretionary accounts.

     The Company has been advised by the Underwriters that they propose initially to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such
price, less a concession not in excess of $          per share. The Underwriters
may allow and such dealers may reallow a concession not in excess of $ per share to certain other brokers and dealers. After the Offering, the public offering price, the concession and reallowances to dealers and other selling terms may be changed by the Underwriters.

     The Company and the Selling Shareholders have granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 502,500 additional shares of Common Stock to cover over-allotments, if any, at the same price per share to be paid by the Underwriters for the other shares of Common Stock offered hereby. If the Underwriters purchase any such additional shares pursuant to the over-allotment option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment.

     The Company, its directors and executive officers, certain shareholders who will beneficially own an aggregate of 8,335,547 shares of the Common Stock outstanding after the Offering and JRM have agreed with the Representatives, for a period of 180 days after the date of this Prospectus, not to issue, sell, offer to sell, grant any options for the sale of, or otherwise dispose of any shares of Common Stock or any rights to purchase shares of Common Stock (other than stock issued or options granted pursuant to the Company's stock incentive plans), without the prior written consent of the Representatives. See "Shares Eligible for Future Sale."

     The Company and the Selling Shareholders have severally agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the sale of the Common

                                       54

Stock, including liabilities arising under the Securities Act, and to contribute to payments that the Underwriters may be required to make with respect thereto.

     Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation between the Company and the Representatives. Among other factors considered in determining the public offering price will be prevailing market and economic conditions, revenues and earnings of the Company, the state of the Company's business operations, an assessment of the Company's management and consideration of the above factors in relation to market valuation of companies in related businesses and other factors deemed relevant. There can be no assurance, however, that the prices at which the Common Stock will sell in the public market after the Offering will not be lower than the public offering price.

     From time to time, Simmons & Company International has provided advisory services to the Company, JRM and McDermott International, Inc. and First Reserve for which it has received customary compensation.

     The Company has filed an application for quotation of its Common Stock on the Nasdaq National Market under the symbol "CALD."

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Robins, Kaplan, Miller & Ciresi, Minneapolis, Minnesota. Vinson & Elkins L.L.P., Houston, Texas will pass upon certain legal matters for the Underwriters.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1995 and 1994, and the consolidated statements of operations, cash flows and shareholders' equity for the three years in the period ended December 31, 1995 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. The estimated reserve evaluations and related calculations of Miller and Lents, Ltd. set forth in this Registration Statement have been included herein in reliance upon the authority of said firm as an expert in petroleum engineering.

                             ADDITIONAL INFORMATION

     The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facilities maintained by the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's regional offices or public reference facilities of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The Registration Statement and other information filed by the Company with the Commission are also available at the web site of the Commission at http:\www.sec.gov. For further information pertaining to the Company and to the shares of Common Stock offered hereby, reference is made to the Registration Statement including the exhibits and schedules thereto. Any statements contained herein concerning provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each statement is qualified in its entirety by such reference.

                                       55

                            REPORTS TO SHAREHOLDERS

     The Company intends to furnish its shareholders with annual reports containing audited consolidated financial statements certified by independent public accountants following the end of each fiscal year, and quarterly reports containing unaudited consolidated financial statements for the first three quarters of each fiscal year following the end of each such fiscal quarter.

                                       56


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                        PAGE
                                        ----

CONSOLIDATED FINANCIAL STATEMENTS:
    CAL DIVE INTERNATIONAL, INC. AND
    SUBSIDIARY

Report of Independent Public
  Accountants........................   F-2

Consolidated Balance Sheets at
  December 31, 1994 and 1995.........   F-3

Consolidated Statements of Operations
  for the years ended December 31,
  1994 and 1995 and the Six Months
  Ended June 30, 1996 (unaudited)....   F-4

Consolidated Statements of
  Shareholders' Equity for the years
  ended December 31, 1994 and 1995
  and the Six Months Ended June 30,
  1996 (unaudited)...................   F-5

Consolidated Statements of Cash Flows
  for the years ended December 31,
  1994 and 1995 and the Six Months
  Ended June 30, 1996 (unaudited)....   F-6

Notes to Consolidated Financial
  Statements.........................   F-7

                                      F-1

     After the stock transaction and the reverse stock split discussed in Note 11 to the Consolidated Financial Statements of Cal Dive International, Inc. and subsidiary are effected, we expect to be in a position to render the following report of independent public accountants.

Houston, Texas
September 3, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Cal Dive International, Inc.:

     We have audited the accompanying consolidated balance sheets of Cal Dive International, Inc. (a Minnesota corporation), and subsidiary as of December 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cal Dive International, Inc., and subsidiary as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Houston, Texas

                                      F-2

                  CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS

                                                 DECEMBER 31
                                       --------------------------------     JUNE 30,
                                            1994             1995             1996
                                       ---------------  ---------------  ---------------
                                                                           (UNAUDITED)
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents,
       including $508,000 restricted
       in 1994.......................  $       780,540  $       159,310  $       481,633
     Accounts receivable --
          Trade, net of reserve for
             potential uncollectible
             amounts of $364,000,
             $402,000 and $474,900
             (unaudited).............        8,029,723        5,143,247       10,714,998
          Unbilled revenue...........        5,487,800        5,782,410        5,355,575
          Other......................          682,549          482,868          477,140
     Prepaid expenses................          384,039          394,348        1,016,627
                                       ---------------  ---------------  ---------------
               Total current
               assets................       15,364,651       11,962,183       18,045,973
                                       ---------------  ---------------  ---------------
PROPERTY AND EQUIPMENT...............       13,954,834       34,584,088       35,788,622
     Less -- Accumulated
       depreciation..................       (5,687,764)      (8,411,353)     (10,155,718)
                                       ---------------  ---------------  ---------------
                                             8,267,070       26,172,735       25,632,904
                                       ---------------  ---------------  ---------------
OTHER ASSETS:
     Cash deposits restricted for
       salvage operations............        2,252,257        4,978,720        5,177,668
     Long-term receivable............          534,375        --               --
     Loan acquisition costs and other
       assets, net...................          312,225          361,537          286,880
                                       ---------------  ---------------  ---------------
                                       $    26,730,578  $    43,475,175  $    49,143,425
                                       ===============  ===============  ===============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Notes payable...................  $     1,900,000  $     --         $     --
     Current maturities of long-term
       debt..........................        1,500,000        --               --
     Accounts payable................        4,102,694        5,219,215        5,473,005
     Accrued liabilities.............        1,668,712        2,883,044        3,846,531
     Income taxes payable............          141,742        --                 766,957
                                       ---------------  ---------------  ---------------
               Total current
               liabilities...........        9,313,148        8,102,259       10,086,493
LONG-TERM DEBT, net of current
  maturities.........................        3,766,000        5,300,000        5,000,000
DEFERRED INCOME TAXES................        2,107,788        2,742,517        3,145,471
DECOMMISSIONING LIABILITIES..........        1,150,000        4,921,900        4,943,724
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
     Common stock, no par, 60,000,000
       shares authorized, 12,575,560,
       12,616,594 and 12,616,594
       (unaudited) shares issued and
       outstanding...................        1,178,340        9,093,040        9,093,040
     Retained earnings...............       14,697,247       17,370,990       20,930,228
     Treasury stock, 6,885,402,
       5,025,296 and 5,025,296
       (unaudited) shares, at cost...       (5,481,945)      (4,055,531)      (4,055,531)
                                       ---------------  ---------------  ---------------
               Total shareholders'
               equity................       10,393,642       22,408,499       25,967,737
                                       ---------------  ---------------  ---------------
                                       $    26,730,578  $    43,475,175  $    49,143,425
                                       ===============  ===============  ===============

     The accompanying notes are an integral part of these consolidated financial statements.

                                      F-3

                  CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                                  SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31                            JUNE 30
                                       -------------------------------------------------  --------------------------------
                                            1993             1994             1995             1995             1996
                                       ---------------  ---------------  ---------------  ---------------  ---------------
                                                                                                    (UNAUDITED)
REVENUES:
  Subsea and salvage
     revenues........................  $    35,364,677  $    35,717,882  $    32,747,484  $    12,110,368  $    23,713,381
  Natural gas and oil
     production......................        1,807,072        2,314,219        4,777,122        1,583,230        5,075,491
                                       ---------------  ---------------  ---------------  ---------------  ---------------
                                            37,171,749       38,032,101       37,524,606       13,693,598       28,788,872
COST OF SALES:
  Cost of services...................       24,576,618       24,685,270       26,013,288       10,807,767       18,886,477
  Support cost.......................        2,217,917        2,385,988        2,661,978        1,350,984        1,257,773
                                       ---------------  ---------------  ---------------  ---------------  ---------------
     Gross profit....................       10,377,214       10,960,843        8,849,340        1,534,847        8,644,622
                                       ---------------  ---------------  ---------------  ---------------  ---------------
SELLING AND ADMINISTRATIVE EXPENSES:
     Selling expenses................        1,061,971        1,006,754          938,883          424,659          572,703
     Administrative expenses.........        3,012,511        3,649,619        3,993,018        1,728,481        2,522,695
                                       ---------------  ---------------  ---------------  ---------------  ---------------
     Total selling and administrative
       expenses......................        4,074,482        4,656,373        4,931,901        2,153,140        3,095,398
                                       ---------------  ---------------  ---------------  ---------------  ---------------
INCOME (LOSS) FROM OPERATIONS........        6,302,732        6,304,470        3,917,439         (618,293)       5,549,224
OTHER INCOME AND EXPENSE:
  Interest expense, net..............          395,198          428,324          134,743           39,377           93,664
  Other (income) expense, net........          148,322           69,399           61,525           34,979           26,411
                                       ---------------  ---------------  ---------------  ---------------  ---------------
INCOME (LOSS) BEFORE INCOME TAXES....        5,759,212        5,806,747        3,721,171         (692,649)       5,429,149
PROVISION (BENEFIT) FOR INCOME
  TAXES..............................        1,810,742        1,773,090        1,047,428         (268,769)       1,869,911
                                       ---------------  ---------------  ---------------  ---------------  ---------------
NET INCOME (LOSS)....................  $     3,948,470  $     4,033,657  $     2,673,743  $      (423,880) $     3,559,238
                                       ===============  ===============  ===============  ===============  ===============
NET INCOME (LOSS) PER SHARE..........  $          0.44  $          0.71  $          0.35  $         (0.06) $          0.47
                                       ===============  ===============  ===============  ===============  ===============
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING........................        8,902,097        5,689,644        7,533,490        7,475,245        7,591,298
                                       ===============  ===============  ===============  ===============  ===============

  The accompanying notes are an integral part of these consolidated financial statements.

                                      F-4

                  CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                 COMMON STOCK                               TREASURY STOCK              TOTAL
                                          --------------------------    RETAINED     ----------------------------   SHAREHOLDERS'
                                             SHARES        AMOUNT       EARNINGS        SHARES         AMOUNT          EQUITY
                                          ------------  ------------  -------------  -------------  -------------   -------------
BALANCE, December 31, 1992..............    11,895,633  $  1,046,090  $   6,715,120       (751,776) $    (325,000)  $  7,436,210
NET INCOME..............................       --            --           3,948,470       --             --            3,948,470
EXERCISE OF WARRANTS....................       679,927       132,250       --             --             --              132,250
PURCHASE OF TREASURY STOCK..............       --            --            --           (6,133,626)    (5,156,945)    (5,156,945 )
                                          ------------  ------------  -------------  -------------  -------------   -------------
BALANCE, December 31, 1993..............    12,575,560     1,178,340     10,663,590     (6,885,402)    (5,481,945)     6,359,985
NET INCOME..............................       --            --           4,033,657       --             --            4,033,657
                                          ------------  ------------  -------------  -------------  -------------   -------------
BALANCE, December 31, 1994..............    12,575,560     1,178,340     14,697,247     (6,885,402)    (5,481,945)    10,393,642
NET INCOME..............................       --            --           2,673,743       --             --            2,673,743
EXERCISE OF WARRANTS AND STOCK
  OPTIONS...............................        41,034       121,500       --              341,950        150,000        271,500
SALE OF TREASURY STOCK..................       --          8,723,586       --            1,518,156      1,276,414     10,000,000
COST ASSOCIATED WITH SALE OF TREASURY
  STOCK.................................       --           (930,386)      --             --             --             (930,386 )
                                          ------------  ------------  -------------  -------------  -------------   -------------
BALANCE, December 31, 1995..............    12,616,594     9,093,040     17,370,990     (5,025,296)    (4,055,531)    22,408,499
NET INCOME (Unaudited)..................       --            --           3,559,238       --             --            3,559,238
                                          ------------  ------------  -------------  -------------  -------------   -------------
BALANCE, June 30, 1996 (Unaudited)......    12,616,594  $  9,093,040  $  20,930,228     (5,025,296) $  (4,055,531)  $ 25,967,737
                                          ============  ============  =============  =============  =============   =============

  The accompanying notes are an integral part of these consolidated financial statements.

                                      F-5

                  CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                               SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31                           JUNE 30
                                       -----------------------------------------------  -------------------------------
                                            1993            1994            1995             1995             1996
                                       --------------  --------------  ---------------  ---------------  --------------
                                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)...............  $    3,948,470  $    4,033,657  $     2,673,743  $      (423,880) $    3,559,238
     Adjustments to reconcile net
       income (loss) to net cash
       provided by operating
       activities --
          Depreciation and
             amortization............       1,483,586       2,017,015        2,794,506        1,124,833       1,970,046
          Provision for deferred
             income taxes............          53,711         203,378          634,729        --                402,954
          Other changes in assets and
             liabilities, net........        (541,974)     (4,889,054)       5,384,495        3,663,590      (3,712,685)
                                       --------------  --------------  ---------------  ---------------  --------------
          Net cash provided by
             operating activities....       4,943,793       1,364,996       11,487,473        4,364,543       2,219,553
                                       --------------  --------------  ---------------  ---------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures............      (1,202,617)     (1,396,995)     (16,857,354)      (9,900,077)     (1,398,283)
     Purchase of deposits restricted
       for salvage operations........        (600,000)     (1,652,257)      (2,726,463)      (1,451,951)       (198,947)
                                       --------------  --------------  ---------------  ---------------  --------------
          Net cash used in investing
             activities..............      (1,802,617)     (3,049,252)     (19,583,817)     (11,352,028)     (1,597,230)
                                       --------------  --------------  ---------------  ---------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Sale (purchase) of treasury
       stock.........................      (5,156,945)       --             10,000,000       10,000,000        --
     Borrowings (repayment) under
       Revolving Credit facility.....       7,500,000        --                 34,000       (1,266,000)       (300,000)
     Exercise of stock warrants and
       options.......................         132,250        --                271,500          271,500        --
     Increase (decrease) in short-
       term borrowing................        --             1,900,000       (1,900,000)      (1,900,000)       --
     Repayments of long-term debt....      (4,758,200)     (1,609,000)       --               --               --
     Costs associated with sale of
       treasury stock................        --              --               (930,386)        (930,386)       --
                                       --------------  --------------  ---------------  ---------------  --------------
          Net cash provided by (used
             in) financing
             activities..............      (2,282,895)        291,000        7,475,114        6,175,114        (300,000)
                                       --------------  --------------  ---------------  ---------------  --------------
NET INCREASE (DECREASE) IN CASH AND
  CASH
  EQUIVALENTS........................         858,281      (1,393,256)        (621,230)        (812,371)        322,323
CASH AND CASH EQUIVALENTS:
     Balance, beginning of year......       1,315,515       2,173,796          780,540          780,540         159,310
                                       --------------  --------------  ---------------  ---------------  --------------
     Balance, end of year............  $    2,173,796  $      780,540  $       159,310  $       (31,831) $      481,633
                                       ==============  ==============  ===============  ===============  ==============

  The accompanying notes are an integral part of these consolidated financial statements.

                                      F-6

                  CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION:

     Cal Dive International, Inc. (Cal Dive or the Company), headquartered in Houston, Texas, owns, staffs and operates six diving support vessels (DSV) and a derrick barge, and is completing the acquisition of two dynamically positioned vessels. The Company provides a full range of diving services to offshore oil and gas exploration and production and pipeline companies in the Gulf of Mexico, including underwater construction, maintenance and repair of pipelines and platforms, and salvage operations. The Company was purchased for approximately $10.7 million by a group of investors, including current management and key employees, in a transaction which was effective July 27, 1990. This transaction was accounted for using the purchase method of accounting.

     In September 1992, Cal Dive formed a wholly owned subsidiary, Energy Resource Technology, Inc. (ERT), to purchase producing offshore oil and gas properties which are in the later stages of their economic lives. ERT is a fully bonded offshore operator and, in conjunction with the acquisition of properties, assumes the responsibility to decommission the property in full compliance with all governmental regulations.

     During 1995, First Reserve Corporation, on behalf of certain of the investment funds it manages, acquired a 50 percent ownership position in the Company by purchasing shares held by the employees and treasury shares held by the Company (see Note 8).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated.

  OTHER RECEIVABLES

     Other receivables include insurance claims where the terms for recovery have been settled.

  PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation is provided primarily on the straight-line method over the estimated useful lives of the assets.

     ERT offshore property acquisitions are recorded at the value exchanged at closing together with an estimate of the decommissioning liability assumed in the purchase. These costs, together with any associated capital expenditures, are then amortized on a unit-of-production basis (UOP) based on the estimated remaining oil and gas reserves.

     The following is a summary of the components of property and equipment:

                                                                DECEMBER 31
                                        ESTIMATED     --------------------------------     JUNE 30,
                                       USEFUL LIFE         1994             1995             1996
                                       ------------   ---------------  ---------------  ---------------
                                                                                          (UNAUDITED)
Vessels..............................        15       $     7,260,585  $    21,066,687  $    21,444,152
Offshore leases and equipment........       UOP             1,629,101        8,030,826        8,626,283
Machinery and equipment..............         5             4,147,958        4,466,514        4,608,120
Furniture, software and computer
  equipment..........................         5               798,869          885,325          958,362
Automobiles and trucks...............         3               118,321          134,736          151,705
                                                      ---------------  ---------------  ---------------
          Total property and
             equipment...............                 $    13,954,834  $    34,584,088  $    35,788,622
                                                      ===============  ===============  ===============

     The cost of repairs and maintenance of vessels and equipment is charged to operations as incurred, while the cost of improvements is capitalized. Drydocking costs (exclusive of the cost of

                                      F-7

                  CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) new steel and new equipment added to a vessel) are also charged to operations as incurred. Total repair and maintenance charges were $2,274,318, $1,518,000 and $2,368,000 for the years ended December 31, 1993, 1994 and 1995, respectively. Upon the disposition of property and equipment, the related cost and accumulated depreciation accounts are relieved, and the resulting gain or loss is included in other income (expense).

     In March 1995, Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," was issued. SFAS No. 121, which becomes effective for fiscal years beginning after December 15, 1995, requires that certain long-lived assets be reviewed for impairment whenever events indicate that the carrying amount of an asset may not be recoverable and that an impairment loss be recognized under certain circumstances in the amount by which the carrying value exceeds the fair value of the asset. The Company adopted SFAS No. 121 in January, 1996, as required, and the adoption had no effect on the Company's results of operations or financial position.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  REVENUE RECOGNITION

     The Company earns the majority of its service revenues during the summer and fall months. Revenues are derived from billings under contracts that provide for either lump-sum turnkey charges or specific time, material and equipment charges. The Company recognizes revenue as it is earned with provisions made for potential uncollectible amounts. Unbilled revenue represents revenue attributable to work completed which has not yet been invoiced and work in process at the balance sheet date which will be billed at the conclusion of the project. All amounts included in unbilled revenue at December 31, 1994 and 1995, are expected to be billed and collected within one year.

  MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

     The market for the Company's services is the offshore oil and gas industry, and the Company's customers consist primarily of major, well-established oil and pipeline companies and independent oil and gas producers. The Company performs ongoing credit evaluations of its customers and provides allowances for potential credit losses when necessary; however, such losses have historically been insignificant.

     No single customer accounted for more than 10 percent of sales and service revenues during 1993. Two customers (McDermott, Inc., and Offshore Pipelines, Inc.) represented 26 percent and 10 percent, respectively, of 1994 revenues. These two customers merged during 1995 to form J. Ray McDermott and accounted for 21 percent of 1995 consolidated revenues.

                                      F-8

                  CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  STATEMENT OF CASH FLOW INFORMATION

     The cash flow provided (used) by the various components of assets and liabilities, excluding cash and cash equivalents and the effects of investing and financing activities, is as follows:


                                                         DECEMBER 31                                 JUNE 30
                                       ------------------------------------------------  -------------------------------
                                            1993             1994             1995            1995            1996
                                       ---------------  ---------------  --------------  --------------  ---------------
                                                                                                   (UNAUDITED)
Trade receivables, net...............  $    (1,798,751) $    (5,161,776) $    2,591,866  $    6,344,728  $    (5,144,916)
Other receivables....................          375,155          (33,224)        384,981         (24,813)           5,728
Prepaid expenses.....................           27,052         (220,960)        (10,309)       (554,520)        (622,279)
Accounts payable.....................          208,535        1,547,780       1,116,521      (1,381,570)         253,790
Accrued liabilities..................        1,057,650           28,599       1,214,332        (198,806)         963,487
Income taxes payable/
  receivable.........................          (79,779)          37,712        (327,042)       (418,769)         766,957
Other changes in noncurrent assets
  and liabilities, net...............         (331,836)      (1,087,185)        414,146        (102,660)          64,548
                                       ---------------  ---------------  --------------  --------------  ---------------
Other changes in assets and
  liabilities, net...................  $      (541,974) $    (4,889,054) $    5,384,495  $    3,663,590  $    (3,712,685)
                                       ===============  ===============  ==============  ==============  ===============

     The Company defines cash and cash equivalents as cash and all highly liquid financial instruments with original maturities of less than three months. During the years ended December 31, 1993, 1994 and 1995, the Company's cash payments for interest were approximately $478,000, $559,000 and $526,000, respectively, and cash payments for federal income taxes were approximately $1,836,000, $1,633,000 and $663,000, respectively. In connection with 1994 and 1995 offshore property acquisitions, ERT assumed net decommissioning liabilities estimated at approximately $1,150,000 and $3,800,000, respectively (see Note 3).

     The Company follows Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under SFAS No. 115, debt securities, including treasury bills and notes, that the Company has both the intent and ability to hold to maturity, are carried at amortized cost. As all of these securities as of December 31, 1995, are U.S. Treasury securities and notes, the Company believes the recorded balance of these securities approximates their fair market value.

  NET INCOME (LOSS) PER SHARE

     Net income (loss) per common share is computed by dividing income (loss) by the weighted average number of common shares outstanding during the year. The effects of common equivalent shares were antidilutive or immaterial for all periods presented and, accordingly, no adjustment was made for these common equivalent shares nor is a computation of fully diluted earnings per share presented as the results are antidilutive or immaterial.

  RECLASSIFICATIONS

     Certain reclassifications were made to previously reported amounts in the consolidated financial statements and notes to make them consistent with the current presentation format.

3.  OFFSHORE PROPERTY ACQUISITIONS:

     In 1992 and 1994, ERT acquired a 100 percent net working interest in a total of three offshore properties for value exchanged and for ERT assuming the liability to plug the wells, abandon the platform and remediate the site. Upon depletion during 1994, the property purchased in 1992 was

                                      F-9

                  CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) salvaged and abandoned in full compliance with all regulatory requirements and included a transaction structured as a Section 1031 "Like Kind" exchange for tax purposes. Accordingly, the cash received plus accrued interest at December 31, 1994, was restricted and used for the acquisition of ERT properties during 1995. During 1995, net working interests of 50 percent to 100 percent in seven offshore blocks were acquired in exchange for cash and ERT assuming the decommissioning liabilities. During July 1996, ERT acquired a 50% net working interest in an offshore block in exchange for cash and assumption of the decommissioning liability.

     ERT production activities are regulated by the federal government and require a significant amount of third-party involvement, such as refinery processing and pipeline transportation. The Company records revenue from its offshore properties net of royalties paid to the Minerals Management Service. Royalty fees paid totaled approximately $460,000 and $875,000 for the years ended 1994 and 1995, respectively. In addition to federal bonding requirements, the terms of certain of the purchase and sale agreements require that ERT deposit a portion of a property's net production revenue into an interest-bearing escrow account until such time as a specified level of funding has been set aside for salvaging and decommissioning the properties. As of December 31, 1995, such deposits totaled $1,673,000 and are included in cash deposits restricted for salvage operations in the accompanying balance sheet.

4.  REVOLVING CREDIT FACILITY:

     During 1995, the Company entered into a $30 million revolving credit facility secured by property and equipment and trade receivables. Availability under the equipment portion of the line amortizes over a 60-month period ending in May 2000. As a result, the $5.3 million drawn on December 31, 1995, is not technically due until 2000. At the Company's option, interest is at a rate equal to 2.25 percent above a Eurodollar base rate on borrowings less than $10 million or .5 percent above prime. Pursuant to these terms, year-end borrowings were comprised of $4.5 million at 8.2 percent (Eurodollar option) and $800,000 at 9 percent. The Company drew upon the revolving credit facility for a total of 238 days during 1995 with a maximum borrowing of $8,000,000.

     Under this credit facility, letters of credit (LOC) are also available which the Company typically uses if performance bonds are required and, in certain cases, in lieu of purchasing U.S. Treasury bonds in conjunction with ERT property acquisitions. At December 31, 1995, LOC totaling $2.3 million were outstanding pursuant to these terms.

     The revolving credit facility contains, among other restrictions, financial covenants which require the Company to (a) maintain income from operations at specified levels, (b) limit leverage, as defined, to no more than a specified ratio of net worth, (c) maintain certain interest coverage and debt service ratios, as defined, and (d) maintain a minimum ratio of current assets to current liabilities. The Company was in compliance with, or obtained waivers of default from the bank for, these debt covenants at December 31, 1995.

     Borrowings during 1993 and 1994 bore interest at prime plus 2 percent and 1 percent, respectively, pursuant to a revolving credit and term loan facility in place during those years. Borrowings under the revolving credit arrangements were outstanding for a period of 34 days in 1993 with a maximum draw of $2,112,000. During 1994, the Company drew upon this facility for 151 days with a maximum borrowing of $2,377,000. The amount outstanding on the term loan ($5,266,000 at December 31, 1994) was converted to the new revolving credit facility in May of 1995.

                                      F-10

                  CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  FEDERAL INCOME TAXES:

     Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." This statement provides for, among other things, the recognition and presentation of deferred tax assets and liabilities considering the future consequences of temporary differences between the financial statement basis and the tax basis of assets and liabilities using the tax rates in effect during the period when taxes are to be actually paid or recovered. The cumulative effect of the accounting change at January 1, 1993, was not material to the Company's consolidated results of operations or financial position.

     Federal income taxes have been provided based on the statutory rate of 34 percent adjusted for items which are allowed as deductions for federal income tax reporting purposes, but not for book purposes. The primary differences between the statutory rate and the Company's effective rate are as follows:

                                             1993         1994         1995
                                          -----------  -----------  -----------
Statutory rate..........................          34%          34%          34%
Percentage depletion related to the
  natural gas production
  of ERT properties.....................         (3)          (3)          (7)
Other...................................      --           --                1
                                                  --           --           --
Effective rate..........................          31%          31%          28%
                                                  ==           ==           ==

     Components of the provision for income taxes reflected in the statements of operations consist of the following:

                                               1993            1994            1995
                                          --------------  --------------  --------------
Current.................................  $    1,757,031  $    1,569,712  $      412,699
Deferred................................          53,711         203,378         634,729
                                          --------------  --------------  --------------
                                          $    1,810,742  $    1,773,090  $    1,047,428
                                          ==============  ==============  ==============

     Deferred income taxes result from those transactions which affect financial and taxable income in different years. The nature of these transactions (all of which were long-term) and the income tax effect of each as of December 31, 1994 and 1995, is as follows:


                                            1994             1995
                                       --------------     -----------
Deferred tax liabilities --
     Depreciation....................  $    1,695,137     $ 2,915,555
     "Like kind" gain on sale (Note
       3)............................         443,000         --
                                       --------------     -----------
          Total deferred tax
          liabilities................       2,138,137       2,915,555
                                       --------------     -----------
Deferred tax assets --
     Tax carryforward................        --               (67,893)
     Reserves, accrued liabilities
       and other.....................         (30,349)       (105,145)
                                       --------------     -----------
          Total deferred tax
             assets..................         (30,349)       (173,038)
                                       --------------     -----------
          Net deferred tax
             liability...............  $    2,107,788     $ 2,742,517
                                       ==============     ===========

     The Internal Revenue Service (IRS) is conducting an examination of the Company's federal income tax returns for the period from inception (July 27,1990) through December 1991. In connection with this examination, the IRS has proposed additional taxes due based upon its interpretation of the recording of certain transactions at the date the Company was acquired. The Company has filed formal protests of these findings with the Appeals Office of the U.S. Treasury Department and the U.S. Tax Court. Management believes it will be successful with this protest

                                      F-11

                  CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) and that any ultimate liability to the Company will not materially affect the Company's consolidated financial position or results of operations.

6.  COMMITMENTS AND CONTINGENCIES:

  LEASE COMMITMENTS

     The Company occupies several facilities under noncancelable operating leases, with the more significant leases expiring in 1997. Future minimum rentals under these leases are $420,000 as follows: $220,000 in 1996, $145,000 in 1997 and the balance thereafter. Total rental expense under operating leases was $200,500, $226,000 and $240,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

  INSURANCE

     The Company carries hull protection on vessels, indemnity insurance and a general umbrella policy. All onshore employees are covered by workers' compensation, and all offshore employees, including divers and tenders, are covered by Jones Act employee coverage, the maritime equivalent of workers' compensation. The Company is exposed to deductible limits on its insurance policies, which vary from $5,000 to a maximum of $50,000 per accident occurrence. Effective August 1, 1992, the Company adopted a self-insured (within specified limits) medical and health benefits program for its employees whereby the Company is exposed to a maximum of $15,000 per claim.

  LITIGATION

     Various actions and claims are pending against the Company which management believes are covered by insurance. In the opinion of management, the ultimate liability to the Company, if any, which may result from these actions and claims will not materially affect the Company's consolidated financial position or results of operations.

7.  EMPLOYEE BENEFIT PLANS:

  DEFINED CONTRIBUTION PLAN

     The Company sponsors a defined contribution 401(k) retirement plan covering substantially all of its employees. The Company's contributions and cost are determined annually as 50 percent of each employee's contribution up to 5 percent of the employee's salary. The Company's costs related to this plan totaled $135,000, $150,000, and $168,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

  INCENTIVE AND STOCK OPTION PLAN

     During 1995, the board of directors and shareholders approved the 1995 Long-Term Incentive Plan (the Incentive Plan). Under the Incentive Plan, a total of 410,340 shares of common stock is available for awards to key executives and selected employees who are likely to make a significant positive impact on the reported net income of the Company. The Incentive Plan is administered by a committee which determines, subject to board approval, the type of award to be made to each participant and sets forth in the related award agreement the terms, conditions and limitations applicable to each award. The committee may grant stock options, stock appreciation rights, or stock and cash awards. Nonqualified stock options totaling 342,292 shares have been granted through June 30, 1996, at an option price determined by the board of directors and estimated to be equal to the fair market value of Company common stock on the date of grant. These stock options

                                      F-12

                  CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) are exercisable over various periods through 2001. No compensation expense has been recognized in connection with the issuance of awards under the Incentive Plan, no options have been exercised, and 25,988 options have been forfeited.

8.  COMMON STOCK:

     In connection with the July 1990 acquisition of the Company, a stock purchase warrant was issued for the purchase of up to 5 percent of the then issued and outstanding common stock at an exercise price of $100,000 as adjusted. An executive warrant was also issued at that time so that, upon issuance of the stock purchase warrant, the resulting ownership would be adjusted to that set forth in the 1990 shareholders agreement. The stock purchase warrant was exercised during 1993, with $132,500 being paid for 606,469 shares, which also established the number of shares (73,458) to be issued pursuant to the executive warrant.

     During 1991, certain key employees were granted options to purchase 41,034 shares at a price of $1.10 per share. In addition, a member of the management group sold 683,900 shares to the Company during 1992 at a price established by the board of directors and was granted an option to repurchase 341,950 of those shares at the same price. All of these options were exercised in 1995 in conjunction with the sale of stock to First Reserve Corporation as discussed below.

     During 1993, the Company repurchased shares of stock held by two financial investors at a negotiated price. Under the terms of the related stock purchase agreements, each party could share in the proceeds from a sale of Cal Dive in certain circumstances. These agreements expired December 31, 1994, with respect to sales to third parties other than direct competitors (as defined) and December 31, 1995, with respect to sales to direct competitors (as defined).

     During 1995, the board of directors and shareholders approved an amendment to the Articles of Incorporation increasing the number of authorized shares from 2,000,000 to 20,000,000. In connection with this measure, a 10-for-1 stock split was also approved. Accordingly, all of the share and per share information included in the financial statements and notes thereto has been restated retroactively to reflect the 10-for-1 stock split.

     During 1995, First Reserve Corporation, on behalf of certain of the investment funds it manages, acquired a 50 percent ownership position in the Company by purchasing 2,277,237 shares held by employees and 1,518,156 treasury shares held by the Company, increasing shareholders equity by $10,000,000.

     In conjunction with this transaction, the Company entered into an Amended and Restated Shareholders' Agreement which increased the board of directors from five to seven members and which provides that First Reserve Corporation can cause a sale of the Company in certain circumstances (as defined) subsequent to December 31, 1999. The Amended and Restated Shareholders Agreement would terminate in connection with the completion of an initial public offering.

                                      F-13

                  CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9.  BUSINESS SEGMENT INFORMATION:

     The following summarizes certain financial data by business segment:

                                                FOR THE YEARS ENDED DECEMBER 31
                                       -------------------------------------------------
                                            1993             1994             1995
                                       ---------------  ---------------  ---------------
Revenues
     Subsea and salvage revenues.....  $    35,364,677  $    35,717,882  $    32,747,484
     Natural gas and oil
       production....................        1,807,072        2,314,219        4,777,122
                                       ---------------  ---------------  ---------------
          Total......................  $    37,171,749  $    38,032,101  $    37,524,606
                                       ===============  ===============  ===============
Income (loss) from operations
     Subsea and salvage revenues.....  $     5,425,295  $     6,261,082  $     3,184,801
     Natural gas and oil
       production....................          877,437           43,388          732,638
                                       ---------------  ---------------  ---------------
          Total......................  $     6,302,732  $     6,304,470  $     3,917,439
                                       ===============  ===============  ===============
Identifiable assets
     Subsea and salvage revenues.....  $    18,420,323  $    22,024,877  $    30,088,698
     Natural gas and oil
     production......................        1,603,129        4,705,701       13,386,477
                                       ---------------  ---------------  ---------------
          Total......................  $    20,023,452  $    26,730,578  $    43,475,175
                                       ===============  ===============  ===============
Capital expenditures
     Subsea and salvage revenues.....  $     1,147,142  $       917,893  $    14,260,225
     Natural gas and oil
       production....................           55,475          479,102        2,597,129
                                       ---------------  ---------------  ---------------
          Total......................  $     1,202,617  $     1,396,995  $    16,857,354
                                       ===============  ===============  ===============
Depreciation and amortization
expenses
     Subsea and salvage revenues.....  $     1,442,562  $     1,548,575  $     1,658,588
     Natural gas and oil
       production....................           41,024          468,440        1,135,918
                                       ---------------  ---------------  ---------------
          Total......................  $     1,483,586  $     2,017,015  $     2,794,506
                                       ===============  ===============  ===============

10.  SUPPLEMENTAL OIL AND GAS DISCLOSURES (UNAUDITED):

     The following information regarding the Company's oil and gas producing activities is presented pursuant to SFAS No. 69, "Disclosures About Oil and Gas Producing Activities."

  CAPITALIZED COSTS

     Aggregate amounts of capitalized costs relating to the Company's oil and gas producing activities and the aggregate amount of related accumulated depletion, depreciation and amortization as of the dates indicated are presented below. The Company has no capitalized costs related to unproved properties.


                                             AS OF DECEMBER 31
                                       ------------------------------
                                            1994            1995
                                       --------------  --------------
Proved properties being amortized....  $    1,629,101  $    8,030,826
Less -- Accumulated depletion,
  depreciation and amortization......        (460,124)     (1,596,042)
                                       --------------  --------------
     Net capitalized costs...........  $    1,168,977  $    6,434,784
                                       ==============  ==============

                                      F-14

                  CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES

     The following table reflects the costs incurred in oil and gas property acquisition and development activities during the dates indicated:

                                                FOR THE YEAR ENDED DECEMBER 31
                                          ------------------------------------------
                                             1993          1994            1995
                                          ----------  --------------  --------------
Proved property acquisition costs.......  $   46,156  $    1,629,101  $    6,091,869
Development costs.......................      11,500        --               309,856
                                          ----------  --------------  --------------
     Total costs incurred...............  $   57,656  $    1,629,101  $    6,401,725
                                          ==========  ==============  ==============

  RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES


                                                  FOR THE YEAR ENDED DECEMBER 31
                                          ----------------------------------------------
                                               1993            1994            1995
                                          --------------  --------------  --------------
Revenues................................  $    1,807,072  $    2,314,219  $    4,777,122
Production (lifting) costs..............         545,044       1,126,010       1,971,284
Depreciation, depletion and
  amortization..........................          41,024         468,440       1,135,918
                                          --------------  --------------  --------------
Pretax income from producing
  activities............................       1,221,004         719,769       1,669,920
Income tax expenses.....................         415,141         244,721         567,773
                                          --------------  --------------  --------------
Results of oil and gas producing
  activities............................  $      805,863  $      475,048  $    1,102,147
                                          ==============  ==============  ==============

  ESTIMATED QUANTITIES OF PROVED OIL AND GAS RESERVES

     Proved oil and gas reserve quantities are based on estimates prepared by Company engineers in accordance with guidelines established by the Securities and Exchange Commission. The Company's estimates of reserves at December 31, 1995, have been reviewed by Miller and Lents, Ltd., independent petroleum engineers. All of the Company's reserves are located in the United States. Proved reserves cannot be measured exactly because the estimation of reserves involves numerous judgmental determinations. Accordingly, reserve estimates must be continually revised as a result of new information obtained from drilling and production history, new geological and geophysical data and changes in economic conditions.

                          RESERVE QUANTITY INFORMATION
                                  (UNAUDITED)


                                           OIL (BBLS.)     GAS (MCF.)
                                           -----------   --------------
Total proved reserves at December 31,
  1992..................................       14,114           776,995
     Production.........................      (10,867)         (643,028)
                                           -----------   --------------
Total proved reserves at December 31,
  1993..................................        3,247           133,967
     Production.........................      (29,234)       (1,249,899)
     Purchases or reserves in place.....      100,851         4,452,312
                                           -----------   --------------
Total proved reserves at December 31,
  1994..................................       74,864         3,336,380
     Production.........................      (33,093)       (2,382,309)
     Purchases or reserves in place.....       80,429        19,444,029
                                           -----------   --------------
Total proved reserves at December 31,
  1995..................................      122,200        20,398,100
                                           ===========   ==============

                                      F-15

                  CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO
     PROVED OIL AND GAS RESERVES

     The following table reflects the standardized measure of discounted future net cash flows relating to the Company's interest in proved oil and gas reserves as of December 31:


                                               1994              1995
                                          ---------------  -----------------
Future cash inflows.....................  $     6,348,671  $      44,231,700
     Future costs --
          Production....................       (3,386,908)       (21,438,600)
          Development and abandonment...       (1,260,000)        (5,428,700)
                                          ---------------  -----------------
Future net cash flows before income
  taxes.................................        1,701,763         17,364,400
     Future income taxes................         (306,990)        (5,071,878)
                                          ---------------  -----------------
Future net cash flows...................        1,394,773         12,292,522
     Discount at 10% annual rate (see
       Note)............................          (15,280)          (834,915)
                                          ---------------  -----------------
Standardized measure of discounted
  future net cash flows.................  $     1,379,493  $      11,457,607
                                          ===============  =================

  CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

     Principal changes in the standardized measure of discounted future net cash flows attributable to the Company's proved oil and gas reserves are as follows:

                                               1993             1994             1995
                                          ---------------  ---------------  ---------------
Standardized measure, beginning of
  year..................................  $     1,185,405  $       122,446  $     1,379,493
Sales, net of production costs..........       (1,262,028)      (1,188,209)      (2,805,838)
Net change in prices, net of production
  costs.................................         (244,837)         (59,262)         866,240
Accretion of discount...................          138,797           13,092          168,312
Net change in income taxes..............          375,096         (295,156)      (4,423,766)
Purchases of reserves in place..........        --               2,798,163       16,394,038
Changes in production rates (timing) and
  other.................................          (69,987)         (11,581)        (120,872)
                                          ---------------  ---------------  ---------------
Standardized measures, end of year......  $       122,446  $     1,379,493  $    11,457,607
                                          ===============  ===============  ===============

11.  SUBSEQUENT EVENTS (UNAUDITED):

  ACQUISITIONS

     During August 1996 the Company completed the acquisition of two dynamically positioned (DP) vessels, the UNCLE JOHN and the BALMORAL SEA. The Company plans to implement a program to enhance the operating features of the UNCLE JOHN once it arrives in the Gulf of Mexico. The BALMORAL SEA is a DP DSV which the Company has chartered from time-to-time since September 1994. In July, 1996 the Company purchased a 50% working interest in Vermilion Block 328 in exchange for cash and assumption of a pro rata share of the decommissioning liability. The $21 million cost of these acquisitions was funded by borrowing under the Company's Revolving
Credit Facility.

     In August 1996 the Company entered into an agreement with J. Ray McDermott,
S.A. (JRM) to purchase substantially all of JRM's diving assets and a five year agreement to provide JRM with

                                      F-16

                  CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

barge diving services in specified geographic regions of the world. JRM will receive approximately $17 million from the proceeds of the Company's Offering and 1,507,462 shares of the Company's common stock. The closing of the JRM
Acquisition is contingent upon completion of the Offering.

  INITIAL PUBLIC OFFERING

     In September 1996, the Company filed a Form S-1 Registration Statement under the Securities Act of 1993. The net proceeds to the Company from the Offering are estimated to be approximately $36 million. The Company intends to use these proceeds to fund the cash portion of the JRM Acquisition and to repay indebtedness incurred in connection with the purchase of, and enhancement to, the UNCLE JOHN and the BALMORAL SEA and for the purchase of Vermilion Block 328.

  STOCK TRANSACTIONS

     In September 1996 and in connection with the Offering, the Company plans to effect a .684 reverse stock split, increase the number of authorized common shares to 60,000,000 and authorize the issuance of up to 5,000,000 shares of Preferred Stock. The Company's historical financial statements have been adjusted to reflect these changes.

                                      F-17


- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN
CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH
INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED
BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS
DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, THE
COMMON STOCK IN ANY JURISDICTION WHERE, OR TO MAKE ANY PERSON TO WHOM, IT IS
UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS
PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, CREATE ANY
IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS
PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                       PAGE
                                       ----
Prospectus Summary...................    5
Risk Factors.........................   13
The Company..........................   17
Use of Proceeds......................   17
Dividend Policy......................   17
Dilution.............................   18
Capitalization.......................   19
Selected Financial Data..............   20
Management's Discussion and Analysis
  Of Financial Condition and Results
  of Operations......................   21
Business.............................   26
Management...........................   41
Principal and Selling Shareholders...   47
Description of Capital Stock.........   48
Shares Eligible for Future Sale......   52
Underwriting.........................   54
Legal Matters........................   55
Experts..............................   55
Additional Information...............   55
Reports to Shareholders..............   56
Index to Financial Statements........  F-1

                            ------------------------

  UNTIL                         , 1996 (25 DAYS AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR
NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.
THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO
DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR
UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                3,350,000 SHARES
                          CAL DIVE INTERNATIONAL, INC.
                                  COMMON STOCK
                            SCHRODER WERTHEIM & CO.
                                 RAYMOND JAMES
                               & ASSOCIATES, INC.
                               SIMMONS & COMPANY
                                 INTERNATIONAL

                                OCTOBER   , 1996

- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------


                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated costs and expenses of the Registrant in connection with the offering described in the Registration
Statement. All of the amounts shown are estimates except the SEC registration fee and the NASD filing fee.

SEC Filing Fee.......................  $    19,927
NASD Filing Fee......................        6,279
NASDAQ Listing Fee...................        8,000*
Legal Fees and Expenses..............      100,000*
Accounting Fees and Expenses.........      150,000*
Printing Expenses....................      150,000*
Blue Sky Fees and Expenses...........       15,000*
Miscellaneous Expenses...............       50,794*
                                       -----------
     Total...........................  $   500,000
                                       ===========

- ------------

* Estimated

14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Minnesota Statutes Section 302A.521 provides that a corporation organized under Minnesota law shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceedings if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such rights of indemnification and reference is made thereto for a complete statement of such indemnification rights.

     Reference is made to the Underwriting Agreement filed as Exhibit 1 to this Registration Statement for a description of indemnification arrangements related to this Offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

15.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the last three years, the Company has sold the following securities
(as adjusted for a .684-for-1 reverse stock split effective                  ,
1996) that were not registered under the Act.

                                      II-1

     1. On January 12, 1995, the Company issued an aggregate of 3,795,393 shares of Common Stock to First Reserve Secured Energy Assets, First Reserve Fund V,
First Reserve Fund V-2 and First Reserve Fund VI at a price of $6.58 per share for an aggregate consideration of $10 million.

     2.  In November 1995, pursuant to the provisions of the 1995 Long Term
Incentive Plan, the Company granted options to purchase an aggregate of 342,292 shares of Common Stock at an exercise price of $6.58 per share to certain employees, including officers and directors.

     3. In January 1995, the Company granted options to purchase 15,046 shares of Common Stock at an exercise price of $6.58 per share to Gerald G. Hage.

     4.  On September   , 1996, the Company issued an aggregate of 1,507,462
shares of Common Stock to J. Ray McDermott, S.A. ("JRM") at a per share price equal to the Company's initial public offering price of $14.00 per share in consideration for the purchase of certain assets and entering into an agreement pursuant to which JRM will use the Company's marine services for its global barge diving operations.

     No underwriting commissions or discounts were paid with respect to the sales of unregistered securities described herein.

     Except as otherwise noted, all of the above sales were made in reliance on
Section 4(2) of the Act for transactions not involving a public offering. With regard to the reliance by the Company upon such exemption for registration, certain inquiries were made by the Company to establish that such sales qualified for such exemption from the registration requirements. In particular, the Company confirmed that (i) each purchaser provided the Company with written assurance of investment intent, and the certificates for the shares sold accordingly bear restrictive legends and (ii) sales were made to a limited number of persons.

16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A)  EXHIBITS


      EXHIBIT NO.                                       DESCRIPTION                                 MANNER OF FILING
- ------------------------  -----------------------------------------------------------------------   ----------------
           1.1       --   Form of Underwriting Agreement                                               File Herewith
           3.1       --   Proposed form of Amended and Restated Articles of                            File Herewith
                          Incorporation
           3.2       --   Proposed form of By-laws                                                     File Herewith
           4.1       --   Amended and Restated Loan and Security Agreement by and among the            File Herewith
                          Company, ERT and Fleet Capital (f/n/a Showmut Capital Corporation)
                          dated as of May 23, 1995
           4.2       --   Amendment to Bank loan                                                                 (1)
           4.3       --   Specimen of Common Stock certificate                                                   (1)
           4.4       --   Shareholders Agreement by and among the Company, First Reserve Secured                 (1)
                          Energy Assets Fund, First Reserve Fund V, First Reserve Fund V-2, First
                          Reserve fund (collectively, the "Selling Shareholders"), Messrs.
                          Reuhl, Kratz and Nelson and other shareholders of the Company and J.
                          Ray McDermott, S.A.
           4.5       --   Registration Rights Agreement by and among the Company, the Selling          File Herewith
                          Shareholders, Messrs. Reuhl, Kratz, Nelson and other shareholders of the Company
           4.6       --   Registration Rights Agreement by and between the Company and J. Ray                    (1)
                          McDermott, S.A.
           5         --   Opinion of Robins, Kaplan, Miller & Ciresi                                             (1)

                                      II-2


      EXHIBIT NO.                                       DESCRIPTION                                 MANNER OF FILING
- ------------------------  -----------------------------------------------------------------------   ----------------
          10.1       --   Asset Purchase Agreement dated August 30, 1996 by and between J. Ray                   (1)
                          McDermott, S.A. and the Company.
          10.2       --   Master Diving Services Agreement dated August 30, 1996 by and between                  (1)
                          J. Ray McDermott, S.A. and the Company.
          10.3       --   1995 Long Term Incentive Plan                                                File Herewith
          10.4       --   Confidentiality and Noncompete Agreement by and between Gerald G. Reuhl      File Herewith
                          and the Company
          10.5       --   Confidentiality and Noncompete Agreement by and between Owen E. Kratz        File Herewith
                          and the Company
          10.6       --   Confidentiality and Noncompete Agreement by and between S. James Nelson      File Herewith
                          and the Company
          10.7       --   Confidentiality and Noncompete Agreement by and between Donald Terry                   (1)
                          and the Company
          10.8       --   1996 Annual Incentive Compensation Program                                   File Herewith
          10.9       --   Form of Lock-Up Letter                                                                 (1)
          21         --   Subsidiaries of the Registrant. The Company has one subsidiary, Energy
                          Resource Technology, Inc.
          23.1       --   Consent of Robins, Kaplan, Miller & Ciresi (included in Exhibit 5)                     (1)
          23.2       --   Consent of Arthur Andersen LLP                                               File Herewith
          23.3       --   Consent of Miller & Lents, Ltd.                                              File Herewith
          23.4       --   Consent of E. Donald Terry                                                   File Herewith
          24         --   Power of Attorney (included on signature page)                               File Herewith

- ------------

(1) To be filed by amendment

(B)  FINANCIAL STATEMENT SCHEDULES

     None

17.  UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The Registrant hereby undertakes to provide of the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

     (c)  The undersigned registrant hereby undertakes that:

     i. For purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement filed pursuant to Rule 403A and contained in the form of a prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or Rule
497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared ineffective.

     ii. For the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration

                                      II-3




(1) To be filed by amendment

(B)  FINANCIAL STATEMENT SCHEDULES

     None

17.  UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The Registrant hereby undertakes to provide of the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

     (c)  The undersigned registrant hereby undertakes that:

     i. For purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement filed pursuant to Rule 403A and contained in the form of a prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or Rule
497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared ineffective.

                                      II-3

     ii. For the purpose of determining liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                      II-4
                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE
REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL
OF THE REQUIREMENTS FOR FILING ON FORM S-1 AND HAS DULY CAUSED THIS REGISTRATION
STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY
AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON AUGUST 31, 1996.

                                          CAL DIVE INTERNATIONAL, INC.
                                          By _____/s/__GERALD G. REUHL__________
                                                      GERALD G. REUHL
                                            CHAIRMAN AND CHIEF EXECUTIVE OFFICER

     Each person whose signature appears below constitutes and appoints GERALD
G. REUHL and ANDREW C. BECHER, his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement on Form S-1 and any additional Registration Statement pursuant to Rule 462(b), and to file the same, with all exhibits hereto, and all documents in connection herewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED,
THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN
THE CAPACITIES AND ON THE DATES INDICATED ON AUGUST 31, 1996.

                      SIGNATURE                                       TITLE
- -------------------------------------------------------------------------------------------
                  /s/GERALD G. REUHL                  Chairman of the Board and Chief
                   GERALD G. REUHL                    Executive Officer (principal
                                                      executive officer)
                   /s/OWEN E. KRATZ                   President, Chief Operating Officer
                    OWEN E. KRATZ                     and Director
                  /s/S. JAMES NELSON                  Executive Vice President, Chief
                   S. JAMES NELSON                    Financial Officer and Director
                                                      (principal financial and accounting
                                                      officer)
                 /s/ANDREW C. BECHER                  Senior Vice President and General
                   ANDREW C. BECHER                   Counsel
                /s/WILLIAM E. MACAULAY                Director
                 WILLIAM E. MACAULAY
                  /s/GORDON F. AHALT                  Director
                   GORDON F. AHALT
                 /s/DAVID H. KENNEDY                  Director
                   DAVID H. KENNEDY
                  /s/GERALD M. HAGE                   Director
                    GERALD M. HAGE

                                      II-5